Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

THE TOPPS COMPANY, INC.

at

$10.75 Net Per Share

by

UD COMPANY, INC.

A Wholly-owned Subsidiary of

THE UPPER DECK COMPANY

June 25, 2007

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY

TIME, ON TUESDAY, JULY 24, 2007 (THE “EXPIRATION DATE”), UNLESS EXTENDED, IN WHICH EVENT “EXPIRATION DATE” MEANS THE LATEST TIME AND DATE AT WHICH THE OFFER, AS SO EXTENDED, SHALL EXPIRE.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION DATE (AS DEFINED ABOVE) A NUMBER OF SHARES, WHICH, NOT INCLUDING ANY SHARES THEN OWNED BY THE UPPER DECK COMPANY (“PARENT”), UD COMPANY, INC. (“OFFEROR”), AND THEIR RESPECTIVE SUBSIDIARIES AND AFFILIATES, REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE “SHARES”), OF THE TOPPS COMPANY, INC. (THE “COMPANY” OR “TOPPS”) OUTSTANDING ON A FULLY-DILUTED BASIS (THE “MINIMUM TENDER CONDITION”); (II) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER BEING APPROVED BY THE COMPANY’S BOARD OF DIRECTORS AND STOCKHOLDERS PURSUANT TO SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW OR OFFEROR AND PARENT BEING SATISFIED IN THEIR SOLE AND ABSOLUTE DISCRETION THAT THE PROVISIONS OF SECTION 203 RESTRICTING CERTAIN BUSINESS COMBINATIONS ARE INVALID OR INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER OF OFFEROR WITH AND INTO THE COMPANY (BY ACTION OF THE COMPANY’S BOARD OF DIRECTORS, THE ACQUISITION OF A SUFFICIENT NUMBER OF SHARES OR OTHERWISE) (THE “SECTION 203 CONDITION”); (III) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE “HSR ACT”) AND ANY COMPETITION OR MERGER CONTROL STATUTES OR REGULATIONS OF ANY FOREIGN JURISDICTIONS APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED (THE “ANTITRUST CONDITION”); (IV) A MERGER AGREEMENT (IN FORM REASONABLY ACCEPTABLE TO PARENT AND OFFEROR) HAVING BEEN APPROVED BY THE COMPANY AND HAVING BEEN ENTERED INTO BY AND BETWEEN THE COMPANY AND THE OFFEROR, WHICH MERGER AGREEMENT SHALL PROVIDE FOR, AMONG OTHER THINGS, (A) THE CONVERSION OF ALL UNTENDERED SHARES INTO THE RIGHT TO RECEIVE CASH FROM THE OFFEROR IN AN AMOUNT EQUAL TO THE PRICE PER SHARE PROVIDED PURSUANT TO THE OFFER, (B) THE MERGER OF THE OFFEROR WITH AND INTO THE COMPANY AS SOON AS PRACTICABLE FOLLOWING THE CONSUMMATION OF THE OFFER, AND (C) THE RECONSTITUTION OF THE BOARD OF DIRECTORS OF THE COMPANY SUCH THAT IT SHALL INCLUDE THAT NUMBER OF DIRECTORS DESIGNATED BY OFFEROR AND PARENT THAT IS PROPORTIONATE TO THE PERCENTAGE OF THE SHARES ACQUIRED BY OFFEROR PURSUANT TO THE OFFER (THE “MERGER AGREEMENT APPROVAL CONDITION”); (V) THE COMPANY HAVING GRANTED ACCESS TO PARENT AND ITS REPRESENTATIVES TO ALL OF THE INFORMATION REQUESTED BY PARENT (“DILIGENCE MATERIALS”), AND PARENT HAVING HAD THE OPPORTUNITY TO REVIEW AND DETERMINE WHETHER PARENT IS SATISFIED, IN ITS SOLE AND ABSOLUTE DISCRETION, WITH THE SUBSTANCE AND RESULTS OF ITS REVIEW OF THE DILIGENCE MATERIALS (THE “DILIGENCE CONDITION”), PROVIDED THAT PARENT SHALL HAVE SEVEN (7) BUSINESS DAYS FROM ITS RECEIPT OF ALL DILIGENCE MATERIALS TO

COMMUNICATE TO THE COMPANY WHETHER PARENT IS SATISFIED, IN ITS SOLE AND ABSOLUTE DISCRETION, WITH THE SUBSTANCE AND RESULTS OF ITS REVIEW OF SUCH DILIGENCE MATERIALS OR THAT PARENT IS WAIVING THE DILIGENCE CONDITION; AND (VI) THE VALID TERMINATION OF THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 5, 2007, BY AND AMONG THE COMPANY, TORNANTE-MDP JOE HOLDING LLC, AND TORNANTE-MDP JOE ACQUISITION CORP., AS SUCH AGREEMENT AND PLAN OF MERGER MAY BE AMENDED, SUPPLEMENTED, MODIFIED AND/OR RESTATED FROM TIME TO TIME (THE “TERMINATION CONDITION”). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN “THE OFFER—SECTION 14.”

THE OFFER IS NOT CONDITIONED UPON PARENT OR OFFEROR OBTAINING FINANCING.

PARENT AND THE OFFEROR ARE CONCURRENTLY HEREWITH SEEKING TO NEGOTIATE A CONSENSUAL BUSINESS COMBINATION WITH THE COMPANY. SUBJECT TO APPLICABLE LAW, THE OFFEROR RESERVES THE RIGHT TO AMEND THE OFFER UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE OFFEROR WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO THE CONSIDERATION NEGOTIATED BY PARENT, THE OFFEROR AND THE COMPANY.

IMPORTANT

Any stockholder of the Company desiring to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Mellon Investor Services LLC, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Book-Entry Delivery” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Guaranteed Delivery”.

Questions and requests for assistance may be directed to Mellon Investor Services, LLC, the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

Mellon Investor Services LLC

Attn: Corporate Action Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

Call Collect: (201) 680-6671

or

Call Toll-Free: (888) 581-9374

June 25, 2007

i

SUMMARY TERM SHEET

UD Company, Inc., which we refer to as “we”, “us” or the “Offeror,” is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of The Topps Company, Inc. (the “Company” or “Topps”) for $10.75 net per share in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as a Topps stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this Summary Term Sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is UD Company, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Topps. We are a wholly-owned subsidiary of The Upper Deck Company, a Nevada corporation (“Parent”). See “The Offer—Section 9.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.01 per share, of Topps. We refer to one share of Topps common stock as a “share” or “Share.” See “Introduction.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $10.75 per share in cash without brokerage fees, commissions or, except in certain circumstances, transfer taxes. See “Introduction.”

Do you have the financial resources to pay for the Shares?

In order to purchase all of the issued and outstanding Shares (which as of May 25, 2007, is equal to 38,764,650 Shares outstanding, as reported in Topps’ annual report on Form 10-K for the fiscal year ended March 3, 2007 filed with the SEC on June 1, 2007) (other than those already owned by Offeror, Parent and their affiliates) pursuant to the Offer and to pay for fees and expenses related to the Offer, we will need approximately $427,320,000. While the Offer is not conditioned upon us or Parent obtaining financing, Parent has obtained a financing commitment from CIBC, Inc. and CIBC World Markets Corp. for an aggregate amount of up to $435,000,000 (the “CIBC Commitment”) for our acquisition of all of the Shares of Topps, the subsequent merger between us and the Company, and for general working capital purposes (the availability of such commitment to finance the acquisition and the subsequent merger is more fully described in “The Offer—Section 10” ). We expect, based upon the combination of contributions to be made to us by Parent from available cash and/ our Parent’s borrowings contemplated under the CIBC Commitment, to have sufficient cash on hand at the expiration of the Offer to pay the Offer price for all Shares in the Offer. The Offer is not conditioned upon us obtaining financing. See “The Offer—Section 10.”

Is your financial condition relevant to my decision to tender in the Offer?

Because the form of payment consists solely of cash and is not conditioned upon our obtaining any financing, we do not think our financial condition is material to your decision whether to tender your Shares in the Offer.

What does the Board of Directors of Topps think of the Offer?

Topps’ board of directors has not approved this Offer as of the date of this Offer to Purchase. Within 10 business days after the date of this Offer to Purchase, Topps is required by law to publish, send or give to you (and file with the Securities and Exchange Commission) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer.

How does the Offer relate to the announced merger between Topps and Tornante-MDP Joe Holding LLC?

On March 6, 2007, Topps announced that it had entered into a merger agreement to be acquired by Tornante-MDP Joe Holding LLC, a company owned by The Tornante Company LLC and Madison Dearborn Partners, LLC (collectively, “Tornante-MDP”), in an all cash transaction for $9.75 per Share. As you may know, we have been seeking to negotiate with Topps’ management and board of directors for a consensual transaction between us and the Company. Such agreement has not been reached at this time. Accordingly, we are making this Offer because we believe that our proposed acquisition of Topps is more favorable to Topps’ stockholders than the Tornante-MDP transaction. Our purchase price of $10.75 per share in the Offer represents a premium of approximately 10.25% over the amount to be paid in the proposed deal with Tornante-MDP.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender your Shares. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 24, 2007. We reserve the right to extend the Offer until the conditions to the Offer, which are described below, are satisfied. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1.”

We may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the Offer, during which stockholders may tender, but not withdraw, their shares and receive the Offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Expiration Date (as defined below) a number of Shares, which, not including any Shares then owned by us, Parent and our respective subsidiaries and affiliates, represents at least a majority of the total number of the Shares outstanding on a fully-diluted basis (the “Minimum Tender Condition”); (ii) the acquisition of Shares pursuant to the Offer being approved by the Company’s board of directors and stockholders pursuant to Section 203 of the Delaware General Corporation Law or Parent and us being satisfied in our sole and absolute discretion that the provisions of Section 203 restricting certain business combinations are invalid or inapplicable to the acquisition of Shares pursuant to the Offer and our proposed merger with and into the Company (by action of the Company’s board of directors, the acquisition of a sufficient number of Shares or otherwise) (the “Section 203 Condition”); (iii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) and any competition or merger control statutes or regulations of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated (the “Antitrust Condition”); (iv) a merger agreement (in form reasonably acceptable to us and Parent) having been approved by the Company and having been entered into by and between the Company and us, which merger agreement shall provide for, among other things, (a) the conversion of all untendered Shares into the right to receive cash from us in an amount equal to the price per Share provided pursuant to the Offer, (b) our merger with and into the Company as soon as practicable following the consummation of the Offer, and (c) the reconstitution of the board of directors of the Company such that it shall include that number of directors designated by us and Parent that is proportionate to the percentage of the Shares acquired by us pursuant to the Offer (the “Merger Agreement Approval Condition”); (v) the Company having granted access to Parent and its representatives to all of the information requested by Parent (“Diligence Materials”), and Parent having had the opportunity to review and determine whether Parent is satisfied, in its sole and absolute discretion, with the substance and results of its review of the Diligence Materials (the “Diligence Condition”), provided that Parent shall have seven (7) business days from its receipt of all Diligence Materials to communicate to the Company whether Parent is satisfied, in its sole and absolute discretion, with the substance and results of its review of such

Diligence Materials or that Parent is waiving the Diligence Condition; and (vi) the valid termination of the Agreement and Plan of Merger, dated as of March 5, 2007, by and among the Company, Tornante-MDP Joe Holding LLC, and Tornante-MDP Joe Acquisition Corp., as such Agreement and Plan of Merger may be amended, supplemented, modified and/or restated from time to time (the “Termination Condition”). The Offer is also subject to certain other conditions described in Section 14. See “The Offer—Section 14.” The Offer is not conditioned upon Parent or Offeror obtaining financing.

“Expiration Date” means 12:00 midnight, New York City time, on Tuesday, July 24, 2007, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Mellon Investor Services LLC, the Depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to Mellon Investor Services LLC, the Depositary, not later than the time the Offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three (3) NASDAQ Global Select Market trading days. However, the Depositary must receive the missing items within that three trading day period. See “The Offer—Section 3.”

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the Offer has expired. However, if we have not agreed to accept your shares for payment by August 23, 2007, you can withdraw them at any time after August 23, 2007 until we accept shares for payment. You may not, however, withdraw shares tendered during a subsequent offering period, if one is included. See “The Offer—Section 4.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, with the required information to Mellon Investor Services LLC, the Depositary for the Offer, while you have the right to withdraw the shares. See “The Offer—Section 4.”

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer—Section 14.” We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for shares until satisfaction of all conditions to the Offer. See “The Offer—Section 2.”

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Mellon Investor Services LLC, the Depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Mellon Investor Services LLC of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal and any other required documents for such shares. See “The Offer—Section 2.”

Will the Offer be followed by a merger if all of the shares of Topps are not tendered in the Offer?

If we accept for payment and pay for at least a majority of the outstanding shares, on a fully-diluted basis, of Topps, we expect to be merged with and into Topps (the “Merger”). If the Merger takes place, Parent will own all of the shares of Topps and all remaining stockholders (other than us, Parent and stockholders properly exercising their appraisal rights) will receive the price per share paid in the Offer. See “The Offer—Section 12—Purpose of the Offer; Plans for the Company.”

If a majority of the shares are tendered and accepted for payment, will Topps continue as a public company?

If the Merger takes place, Topps will no longer be publicly owned. Even if the Merger does not take place, if we purchase the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the shares, and Topps may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly-held companies. See “The Offer—Section 7.”

If I decide not to tender, how will the Offer affect my shares?

If the Offer is successful, Parent expects to consummate the Merger in which all shares of Topps will be exchanged for an amount in cash per share equal to the price per share paid in the Offer. If the proposed Merger takes place, stockholders who do not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per share that they would have received had they tendered their shares in the Offer. Therefore, if such Merger takes place, the only difference (other than appraisal rights) between tendering and not tendering shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by the non-tendering stockholders, which may affect prices at which shares trade. Also, as described above, Topps may cease making filings with the SEC or being required to comply with the SEC rules relating to publicly-held companies. See “The Offer—Section 7.”

What is the market value of my shares as of a recent date?

On June 22, 2007, the last reported sales price of Topps common stock reported on the NASDAQ Global Select Market was $10.57 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.

What are the federal income tax consequences of participating in the Offer?

In general, your sale of shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See “The Offer—Section 5.”

Who can I talk to if I have questions about the Offer?

You can call Mellon Investor Services LLC, the Information Agent for the Offer, at (201) 680-6671 (collect) or (888) 581-9374 (toll-free). See the back cover of this Offer to Purchase.

To the Stockholders of The Topps Company, Inc.:

INTRODUCTION

We, UD Company, Inc., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of The Upper Deck Company, a Nevada corporation (“Parent”), are offering to purchase all outstanding shares of common stock (the “Common Stock” or the “Shares”), par value $0.01 per share, of The Topps Company, Inc., a Delaware corporation (the “Company”), for $10.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Mellon Investor Services LLC (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 16”.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Expiration Date (as defined below) a number of shares, which, not including any shares then owned by us, Parent and our respective subsidiaries and affiliates, represents at least a majority of the total number of the Shares outstanding on a fully-diluted basis (the “Minimum Tender Condition”); (ii) the acquisition of Shares pursuant to the Offer being approved by the Company’s board of directors and stockholders pursuant to Section 203 of the Delaware General Corporation Law or Parent and us being satisfied in our sole and absolute discretion that the provisions of Section 203 restricting certain business combinations are invalid or inapplicable to the acquisition of Shares pursuant to the Offer and our proposed merger with and into the Company (by action of the Company’s board of directors, the acquisition of a sufficient number of Shares or otherwise) (the “Section 203 Condition”); (iii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) and any competition or merger control statutes or regulations of any foreign jurisdictions applicable to the purchase of shares pursuant to the Offer having expired or been terminated (the “Antitrust Condition”); (iv) a merger agreement (in form reasonably acceptable to us and Parent) having been approved by the Company and having been entered into by and between the Company and us, which merger agreement shall provide for, among other things, (a) the conversion of all untendered Shares into the right to receive cash from us in an amount equal to the price per Share provided pursuant to the Offer, (b) our merger with and into the Company as soon as practicable following the consummation of the Offer, and (c) the reconstitution of the board of directors of the Company such that it shall include that number of directors designated by us and Parent that is proportionate to the percentage of the Shares acquired by us pursuant to the Offer (the “Merger Agreement Approval Condition”); (v) the Company having granted access to Parent and its representatives to all of the information requested by Parent (“Diligence Materials”), and Parent having had the opportunity to review and determine whether Parent is satisfied, in its sole and absolute discretion, with the substance and results of its review of the Diligence Materials (the “Diligence Condition”), provided that Parent shall have seven (7) business days from its receipt of all Diligence Materials to communicate to the Company whether Parent is satisfied, in its sole and absolute discretion, with the substance and results of its review of such Diligence Materials or that Parent is waiving the Diligence Condition; and (vi) the valid termination of the Agreement and Plan of Merger, dated as of March 5, 2007, by and among the Company, Tornante-MDP Joe Holding LLC, and Tornante-MDP Joe Acquisition Corp., as such Agreement and Plan of Merger may be amended, supplemented, modified and/or restated from time to time (the “Termination Condition”). The Offer is also subject to certain other conditions described in “The Offer—Section 14”. See “The Offer—Section 14”. The Offer is not conditioned upon Parent or the Offeror obtaining financing.

“Expiration Date” means 12:00 midnight, New York City time, on Tuesday, July 24, 2007, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

According to the Company’s annual report on Form 10-K for the fiscal year ended March 3, 2007 filed by the Company on June 1, 2007 with the SEC, as of May 5, 2007, there were 38,764,650 Shares outstanding and as of March 3, 2007, there were an aggregate of 2,696,508 shares of the Company’s common stock to be issued upon exercise of outstanding options and an aggregate of 2,097,213 shares of the Company’s common stock remaining available for future issuance under equity compensation plans. We and our affiliates beneficially own 500 Shares representing a negligible percentage of the outstanding Shares; the foregoing 500 Shares were acquired by Northwood Investors LLC, an affiliate of Parent, on April 12, 2007. Northwood Investors LLC’s principal executive office is 3993 Howard Hughes Parkway, Suite 850, Las Vegas, Nevada 89169.

The Offer is conditioned upon satisfaction of, among other things, the Merger Agreement Approval Condition. Upon satisfaction of the Offer conditions set forth in Section 14 (entitled “Conditions of the Offer”) of the Offer to Purchase, including the Merger Agreement Approval Condition, we intend, as soon as practicable after consummation of the Offer, to merge with and into the Company (the “Merger”). Unless we acquire at least 90% of the issued and outstanding shares of the Company pursuant to the Offer, prior to the consummation of the Merger, we will have to seek approval of the Merger by the Company’s stockholders. Such approval would require the affirmative vote of a majority of the outstanding Shares, which should be assured since one of the conditions of the Offer is that we acquire a majority of the outstanding Shares.

The Offer is also conditioned upon satisfaction of the Antitrust Condition, however, we have agreed to take certain actions, as described below under “The Offer—Section 1.”

We and Parent are concurrently herewith seeking to negotiate a consensual business combination with the Company. Subject to applicable law, we reserve the right to amend the Offer upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Offeror would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Parent, the Offeror and the Company.

The Company has in the past paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to our acquisition of all of the equity interests of the Company pursuant to the Merger.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not withdrawn. “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, July 24, 2007, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer—Section 14”, which include, among other things, satisfaction of the Minimum Tender Condition, the Section 203 Condition, the Antitrust Condition, the Merger Agreement Approval Condition, the Diligence Condition, and the Termination Condition. If any such condition is not satisfied by the Expiration Date, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4”, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn, or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

The Offer is not conditioned upon Parent or Offeror obtaining financing.

Subject to any applicable rules and regulations of the SEC, the Offeror expressly reserves the right (but will not be obligated), in its sole and absolute discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we expressly reserve the right to (i) terminate or amend the Offer if any of the conditions set forth in “The Offer—Section 14” has not been satisfied by the Expiration Date or (ii) waive any of the conditions set forth in “The Offer—Section 14”) or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. Rule 14e-1(c) under the Exchange Act requires the Offeror to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

Subject to the foregoing sentence, if we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. Assuming the conditions to our Offer are satisfied, we do not intend to decrease the percentage of Shares being sought or the consideration to be paid for Shares but may terminate the Offer if we enter into a merger agreement with Topps that does not provide for a tender offer. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in “The Offer—Section 4.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service or PR Newswire. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, but are not obligated to, include a subsequent offering period of between three and 20 business days to permit additional tenders of Shares (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the Exchange Act, we may include a Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or before the Expiration Date, (iii) we accept and promptly pay for all securities validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is included.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

Pursuant to the Order, dated June 18, 2007, granted by the Court of Chancery of the State of Delaware (the “Delaware Chancery Court”) in the lawsuit captioned The Upper Deck Company v. The Topps Company, et al., C.A. No 2998-VCS in the Delaware Chancery Court (the “Complaint”), which Complaint was consolidated with In re The Topps Company Shareholder Litigation, C.A. No. 2786 -VCS. (the “Delaware Court Order”), the plaintiffs (including Parent) and the defendants (including the Company) consensually agreed that the Company would provide Parent certain information regarding the Company, including the Company’s stockholder list and the number of shares of stock of each class or series of stock registered in the name of the Company’s stockholders as of June 18, 2007 for the purpose of commencing this Offer (the “Stockholder List”). The Stockholder List was provided by the Company to Parent’s outside legal counsel, Liner Yankelevitz Sunshine & Regenstreif LLP, on June 22, 2007. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the Stockholder List or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

In order to facilitate compliance with the Antitrust Condition, subject to the terms and conditions set forth in the Offer, Parent and the Offeror agree to take or cause to be taken the following actions:

(a) subject to the limitations set forth below, the prompt use of their respective commercially reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the Offer and the subsequent merger of the Offeror with and into the Company (the “Merger”), including the proffer (and agreement) by Parent of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate or, such assets, categories of assets or business or other segments of the Company and/or Parent or either’s respective subsidiaries (and the entry into agreements with, and submission to orders of, the relevant federal, state, local or foreign court or governmental entity with jurisdiction over enforcement of any applicable antitrust or competition laws (“Government Antitrust Entity”) giving effect thereto), if such action should be necessary to avoid, prevent, eliminate or remove the actual, anticipated or threatened (i) commencement of any administrative, judicial or other proceeding in any forum by any Government Antitrust Entity or (ii) issuance of any order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger by any Government Antitrust Entity; and

(b) subject to the limitations set forth below, the prompt use of their respective commercially reasonable best efforts, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable or threatened to be entered or issued, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of the Offer unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on the schedule contemplated by the Offer.

Notwithstanding the foregoing, neither Parent, Offeror, the Company nor any affiliate and/or related entity thereof shall be required to sell or otherwise dispose of, or hold separate pending such disposition, or refrain from exploiting any of its or their subsidiaries’ Intellectual Property. For purposes hereof, “Intellectual Property” means all United States and non-U.S. copyrights, whether registered or unregistered, and pending applications to register same, for or pertaining to any property, idea or any expression thereof; United States, state and non-U.S. trademarks, service marks, trade names, designs, logos, slogans and general intangibles of like nature for or pertaining to any property, service or design, whether registered or unregistered, and pending registrations and applications to register the foregoing, together with all goodwill symbolized by the foregoing; all Internet domain names, whether active or inactive, registered or under pending registration, with any top-level domain, owned or controlled by Parent, the Company or any affiliate thereof; all United States and non-U.S. patents and any applications therefore whether or not pending, issued, filed or expired; U.S. and non-U.S. industrial designs and any applications therefore, whether pending, issued, filed or expired; and any trade secrets owned and/or controlled by Parent, the Company or any affiliate thereof.

2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions set forth in “The Offer—Section 14”. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Section 14”. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3”), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3. Procedure for Tendering Shares.

Valid Tender of Shares. To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Offeror is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NASDAQ Global Select Market (“Nasdaq”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup Withholding. Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status before receipt of any payment.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after June 25, 2007). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity. We will determine, in our sole and absolute discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of the Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

4. Withdrawal Rights. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 23, 2007 if we have not accepted Shares for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book- entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer—Section 3” at any time before the Expiration Date.

If we include a Subsequent Offering Period (as described in more detail in “The Offer—Section 1”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole and absolute discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain Tax Considerations. The U.S. federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws. The following discussion may not apply to certain stockholders. For example, the following discussion may not apply to you if you acquired your Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, you are not a citizen or resident of the United States or you are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long-term gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

A stockholder whose shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer—Section 3—Backup Withholding”.

6. Price Range of Shares; Dividends. The Shares are listed and principally traded on the NASDAQ Global Select Market (“Nasdaq”) under the symbol TOPP. The following table sets forth for the periods indicated the high and low sales prices per Share on Nasdaq as reported by the Company in its annual report on Form 10-K for the fiscal year ended March 3, 2007 filed with the Securities and Exchange Commission on June 1, 2007 (the “Company 10-K”) or as reported on published financial sources:

	High	Low
Period from March 4, 2007 through June 22, 2007	$10.57	$8.91
Company Fiscal Year ended March 3, 2007
First Quarter	9.12	7.60
Second Quarter	8.69	7.63
Third Quarter	9.39	8.55
Fourth Quarter	9.97	8.47
Company Fiscal Year ended February 25, 2006
First Quarter	9.55	8.47
Second Quarter	10.94	8.97
Third Quarter	10.26	7.11
Fourth Quarter	8.22	6.99

According to the Company 10-K (as defined above), the board of directors of the Company initiated a regular quarterly cash dividend of $0.04 per share. Four quarterly payments totaling $0.16 per share or $6.2 million were made by the Company in fiscal 2007 and $6.5 million were made by the Company in each of fiscal 2006 and 2005. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to our acquisition of all of the equity interests in the Company.

On June 22, 2007, the last reported sales price of the Common Stock reported on Nasdaq was $10.57 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the merger of the Company and us (or one of our subsidiaries) is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if such merger takes place, the only difference (other than appraisal rights) between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the Offer is consummated, the number of stockholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by non-tendering stockholders. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. The Offer is conditioned upon satisfaction of, among other things, the Merger Agreement Approval Condition. Upon satisfaction of the Offer conditions set forth in Section 14 (entitled “Conditions of the Offer”) of the Offer to Purchase, including the Merger Agreement Approval Condition, we intend, as soon as practicable after consummation of the Offer, to merge with and into the Company. Upon consummation of the merger, the Shares will no longer meet the criteria for continuing inclusion in Nasdaq and the quotations on Nasdaq will be discontinued.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration shall be terminated upon application of the Company to the SEC upon consummation of the Merger. We and Parent intend to cause the Company to terminate registration of the Shares under the Exchange Act upon consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning the Company. The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, the Offeror, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Offeror, the Information Agent or the Depositary.

According to the Company’s annual report on Form 10-K for the Company’s fiscal year ended March 3, 2007 filed with the Securities and Exchange Commission on June 1, 2007 (the “Company 10-K”), the Company was incorporated in the State of Delaware in 1987. The principal executive office of the Company is located at One Whitehall Street, New York, New York 10004-2109 and its telephone number is (212) 376-0300. According to the Company 10-K, there are two principle segments of the Company’s business, confectionery and entertainment. In the confectionery business segment, the Company markets premium confectionery brands including lollipops such as Push Pop, Baby Bottle Pop and Juicy Drop Pop, Bazooka brand bubble gum and certain licensed candy items. The Company also manufactures and markets Ring Pop lollipops. In the entertainment business segment, the Company markets branded products including trading cards and sticker album collections featuring professional athletes and popular television, movie and other licensed characters. The Company also markets branded collectible and constructible strategy games.

Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at the SEC’s public reference rooms in New York, New York or Chicago, Illinois. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning the Offeror and Parent. UD Company, Inc. is a Delaware corporation formed on May 22, 2007, with principal executive offices at 985 Trade Drive, Suite A, North Las Vegas, Nevada 89030. The telephone number of our principal executive offices is (702) 633-8885. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer. The Offeror is a wholly-owned subsidiary of Parent.

Parent is a Nevada corporation formed on October 8, 2003, with principal executive offices at 985 Trade Drive, Suite A, North Las Vegas, Nevada 89030. The telephone number of its principal executive offices is (702) 633-8885.

Parent is engaged in the business of manufacturing and distributing sports and entertainment trading cards and trading card games under the terms of various licensing agreements with respect to territories throughout the world. Parent also creates and sells sports and entertainment collectibles and memorabilia, including by contracting with athletes to autograph various items such as photographs and sports equipment.

The name, business address, principal occupation or employment, five (5) year employment history and citizenship of each director and executive officer of Parent and the Offeror and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Parent, the Offeror and, to Parent’s and the Offeror’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, the Offeror or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) except for 500 Shares acquired by Northwood Investors LLC, an affiliate of Parent, on April 12, 2007, none of Parent, the Offeror and, to Parent’s and the Offeror’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Parent, the Offeror and, to Parent’s and the Offeror’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, the Offeror, their subsidiaries or, to Parent’s and the Offeror’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, the Offeror, their subsidiaries or, to Parent’s and the Offeror’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10. Source and Amount of Funds.

Offeror estimates that the total amount of funds required to purchase all of the issued and outstanding Shares (other than those already owned by Offeror, Parent and their affiliates) pursuant to the Offer and related fees and expenses will be approximately $427,320,000 (based in part on 38,764,650 Shares outstanding, as reported in Topps’ annual report on Form 10-K for the fiscal year ended March 3, 2007 filed with the SEC on June 1, 2007). Offeror intends to obtain all funds needed for the Offer as well as the subsequent merger of Offeror with and into the Company (the “Merger”) through a capital contribution or a loan from Parent. Parent plans to provide the funds for such capital contribution or loan from its available cash, working capital, loans or capital contributions to Parent from its primary shareholder and pursuant to the Term Credit Facilities described below.

Parent and The Upper Deck Company, LLC, a Delaware limited liability company (collectively, the “Upper Deck Borrowers”), have entered into a Senior Secured Term Credit Facilities Amended and Restated Commitment Letter dated June 25, 2007 (together with the exhibits thereto, the “CIBC Commitment Letter”), with CIBC Inc. and CIBC World Markets Corp. (“CIBC WM” and together with CIBC Inc. “CIBC”). Pursuant to the CIBC Commitment Letter, CIBC has committed to provide to the Upper Deck Borrowers, subject to the terms and conditions set forth in the CIBC Commitment Letter, (1) a first-priority senior secured term loan facility providing for term loans in an aggregate amount up to $245,000,000 (the “First Lien Term Facility”), and (2) a second-priority secured term loan facility providing for term loans in an aggregate amount up to $140,000,000 (the “Second Lien Facility” and together with the First Lien Term Facility, the “Term Credit Facilities”). The Term Credit Facilities will be underwritten by CIBC Inc. or one of its affiliates, and CIBC Inc. or one of its affiliates will serve as the sole and exclusive administrative agent for each of the Term Credit Facilities, CIBC WM will act as the sole and exclusive lead arranger and book runner to syndicate all or part of the Term Credit Facilities.

Cash on hand of the Upper Deck Borrowers, its subsidiaries and (to the extent available to be used as of the Share Tender Date) of the Company and its subsidiaries, shall be used to purchase the Shares on the Share Tender Date. In addition, the commitments under the First Lien Term Facility (“First Lien Term Loans”) and the Second Lien Facility (the “Second Lien Term Loans”) will be made available to fund the acquisition of all of the issued and outstanding capital stock of the Company in the Offer and the Merger as follows:

(a) on the date on which the purchase of Shares tendered through the Offer is consummated in accordance with applicable law and the terms of the Offer (the “Share Tender Date”), in a single borrowing under each of the Term Credit Facilities up to the lesser of (i) the sum of (A) the Offer price for the Shares multiplied by the number of Shares tendered (the “Share Tender Consideration”) plus (B) the fees and expenses incurred in connection with the transactions that are due and payable on such date (the sum of clauses (A) and (B) are hereinafter referred to as the “Tender Offer Amount”) and (ii) the sum of (A) 50% of the Share Tender Consideration with respect to the Shares tendered and (B) $173,800,000 (the sum of clauses (ii)(A) and (B) being the “Maximum Reg. U Amount”) (provided that the First Lien Term Facility must be fully drawn before any amount may be drawn on the Second Lien Facility); and

(b) on the date the Merger is consummated (the “Merger Date”), in a single borrowing of any remaining proceeds available under the First Lien Term Facility and the Second Lien Facility.

To the extent that the Tender Offer Amount exceeds the Maximum Reg. U Amount, such excess will be funded, at the election of the Upper Deck Borrowers, by:

(a) the Upper Deck Borrowers with additional available cash resulting from the proceeds of (x) an issuance of subordinated debt to an equity holder of the Upper Deck Borrowers, which subordinated debt shall be non-cash pay and otherwise on terms satisfactory to the Lead Arranger (provided that such subordinated debt shall be repaid in full on the Merger Date with the proceeds of the Second Lien Facility provided no event of default exists under the Second Lien Facility on such date), (y) operations of the Upper Deck Borrowers and their subsidiaries, or (z) a cash contribution to the capital of the Upper Deck Borrower by an equity holder of the Upper Deck Borrowers which shall be repaid on the same basis as subpart (x); or

(b) by the lenders under the Second Lien Facility (“Second Lien Lenders”) by an additional borrowing under the Second Lien Facility subject to the Upper Deck Borrowers (or an affiliate thereof ) pledging to the administrative agent for the benefit of the lenders under the First Lien Term Facility (the “First Lien Lenders”) and the Second Lien Lenders (on terms and conditions satisfactory to the administrative agent) cash collateral or other collateral (acceptable to the administrative agent) which additional borrowing shall be in an amount equal to the lesser of administrative agent’s valuation of such assets in light of Regulation U and the unfunded amounts under the Second Lien Facility.

Under the First Lien Credit Facility and the Second Lien Credit Facility, the Upper Deck Borrowers will have the option of borrowing funds based on either a base rate of interest or LIBOR, plus in either case the applicable margin. The base rate is the higher of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1% and (b) the rate established by CIBC as its base rate from time to time. For First Lien Loans, the applicable margin will vary from 1.50% to 4.00% per annum for base rate loans and from 2.50% to 5.00% per annum for LIBOR loans. For Second Lien Loans, the applicable margin will vary from 4.75% to 7.25% per annum for base rate loans and from 5.75% to 8.25% per annum for LIBOR loans.

Under the CIBC Commitment Letter, an additional $50 million will be available, subject to the terms and conditions set forth in the CIBC Commitment Letter, in the form of a senior secured revolving credit facility to be used for general working capital purposes.

Pursuant to the CIBC Commitment Letter, (a) the Upper Deck Borrowers, (b) each of the Upper Deck Borrower’s direct parent (other than certain excepted entities), and their direct and indirect subsidiaries existing or acquired on or after the Share Tender Date (the parties in clause (b), collectively “Guarantors”) shall (1) unconditionally guarantee, on a joint and several basis, all obligations of the Upper Deck Borrowers under the Term Credit Facilities, subject to certain exceptions, and (2) pledge and grant a security interest in favor of the lenders under the Term Credit Facilities in (x) all present and after-acquired tangible and intangible assets (real and personal) of the Upper Deck Borrowers and the Guarantors; and (y) a first-priority perfected pledge of and security interest in the capital stock of the Upper Deck Borrowers, each Guarantor and each of each Upper Borrower’s and each Guarantor’s direct and indirect subsidiaries and joint venture entities, whenever acquired and wherever located, subject to certain terms more specifically described in the CIBC Commitment Letter.

It is contemplated that if the merger is capable of being consummated by a short-form merger pursuant to the requirements under Delaware law, that CIBC may provide a one-day cash-collateralized bridge loan to the Upper Deck Borrowers in an amount equal to the available cash of the Company for the purpose of consummating the merger. The terms of the bridge loan are subject to negotiation.

The documents governing the Term Credit Facilities will contain representations, warranties, conditions to borrowing, covenants and events of default customary for facilities of this type.

The foregoing description of the terms and conditions of the Term Credit Facilities is qualified in its entirety by reference to the CIBC Commitment Letter, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO and is incorporated herein by reference.

No final decisions have been made concerning the method that the Upper Deck Borrowers will employ to repay the borrowings incurred to consummate the Offer. These decisions, when made, will be based on Parent’s review from time to time of the advisability of particular actions, as well as on prevailing interest rates, stock market and financial and other economic conditions. Furthermore, of course, there can be no assurance that the Upper Deck Borrowers will be able to utilize any one or more of the repayment options or as to the amount that will be available under any of them.

11. Background of the Offer.

Parent or affiliates of Parent (hereinafter referred to as “we,” “us” or “Upper Deck” for purposes of this Section 11) expressed an interest in acquiring the Company multiple times between 1998 and 2005. The consistent response of the Company to our expressions of interest was that the Company was not interested in engaging in discussions with us. The Company gave us no substantive reason for rejecting our expressions of interest.

According to the Company’s definitive proxy statement filed with the SEC soliciting votes in favor of the Eisner/MDP Deal (the “Proxy Statement”), in June 2006, the Company commenced discussions with Michael Eisner about a potential acquisition of the Company by a group led by The Tornante Company LLC, Mr. Eisner’s investment vehicle, and private equity firm Madison Dearborn Partners, LLC. Such discussions culminated with the Company entering into an Agreement and Plan of Merger (the “Tornante/MDP Merger Agreement”) with Tornante-MDP Joe Holding LLC (“Tornante-MDP”) and Tornante-MDP Joe Acquisition Corp., a wholly-owned subsidiary of Tornante-MDP (“Tornante Merger Sub”), on March 5, 2007. The Company announced that it had entered into the Tornante/MDP Merger Agreement in its current report on Form 8-K filed with the SEC on March 6, 2007 (the “March 2007 8-K”). Pursuant to the Tornante/MDP Merger Agreement, Tornante-MDP agreed to pay $9.75 for each share of the Company’s outstanding common stock (the “Eisner/MDP Deal”). The Company filed the Tornante/MDP Merger Agreement as an exhibit to the March 2007 8-K. Pursuant to the Proxy Statement, the Eisner/MDP Deal is valued at approximately $385 million.

The Tornante/MDP Merger Agreement provided for a 40 day “Go-Shop Period” commencing on March 5, 2007 for the Company to solicit competing bids, provide non-public information about the Company to qualified bidders and engage in negotiations with qualified bidders. After the expiration of the Go-Shop Period (at 12:00 midnight on April 14, 2007), the Company was only permitted to consider unsolicited proposals that the Company’s board of directors believed were, or may reasonably be expected to result in, a “superior proposal.” A “superior proposal” is defined in the Tornante/MDP Merger Agreement as “any written bona fide offer that the Company’s board of directors determines in good faith (after consultation with the Company’s outside counsel and financial advisor) is more favorable to the Company’s stockholders from a financial point of view than the [Tornante/MDP] Merger Agreement and is reasonably likely to be consummated (if accepted).” Pursuant to the Tornante/MDP Merger Agreement, after the Go-Shop Period, upon receipt of a “superior proposal,” or a proposal that may reasonably be expected to result in a “superior proposal,” the Company’s board of directors could furnish information (including non-public information) with respect to the Company and its subsidiaries to such party and engage in discussions or negotiations with such party regarding such “superior proposal” or potential “superior proposal.”

On February 20, 2007, prior to the execution of the Tornante/MDP Merger Agreement, Liner Yankelevitz Sunshine & Regenstreif LLP, our outside legal counsel, transmitted a letter to Timothy Brog, one of the Company’s outside directors, stating that we were “interested in starting confidential discussions with the [Company’s board of directors] with respect to a possible acquisition by [us] of all or part of the ‘entertainment assets’ of [the Company].” On March 1, 2007, Mr. Brog transmitted that letter via e-mail to several of the Company’s other directors stating “I suggest that after we announce the transaction with [Mr. Eisner] (during the go-shop), that I call the [law] firm and respond to their letter.” On March 6, 2007, the day the Eisner/MDP Deal was announced by the Company, our outside legal counsel received a telephone call from Mr. Brog during which Mr. Brog apologized for not having responded to our February 20, 2007 letter and invited us to make a “higher offer” for the Company than the Tornante/MDP offer.

On or about March 7, 2007, Lehman Brothers (“Lehman”) transmitted an email to our management which stated, among other things, that upon execution of a confidentiality agreement we would be given access to a virtual data room containing non-public information relating to the Company and its businesses and, depending on our requirements and level of interest, to the Company management and to additional information that we may deem relevant to form a firm view as to the opportunity. We responded to Lehmans email the same day, requesting access to the virtual data room. Subsequently, our President, Richard McWilliam spoke with Lehman. During the call, Lehman questioned Mr. McWilliam regarding our level of interest in and commitment to an acquisition of the Company. Mr. McWilliam assured Lehman of our interest in acquiring the Company. Lehman advised Mr. McWilliam that the Company was going to convene a meeting of its board of directors the following week at which the board of directors would entertain our request that we be permitted to review the information we needed to make an informed offer for the Company.

In order to permit us to conduct due diligence, the Company required that we execute a confidentiality agreement, which included a standstill provision prohibiting us from making a tender offer or other unsolicited bid for the Company or from taking certain other specified actions for a two year period and from publicly discussing or commenting on any non-public materials provided to us, and the fact that discussions were occurring between us and the Company regarding a possible transaction (the “Standstill Agreement”). Between March 9 and March 19, we and the Company exchanged correspondence regarding the terms of such required confidentiality agreement. On March 19, 2007, we executed a confidentiality agreement containing the Standstill Agreement required by the Company. We executed the confidentiality agreement believing that the Company’s board of directors would act in good faith and provide us with the necessary due diligence materials for us to accurately analyze the Company’s business and formulate accurate projections of a combined Upper Deck / Topps entity.

Between at least March 25, 2007 and April 14, 2007, we were able to conduct limited due diligence but we were not provided with all of the information that we requested, information which we deemed reasonably necessary to properly conduct our due diligence investigation of the Company in order to be able to make the highest possible offer for the Company and in order to permit us to submit an offer that was not subject to a due diligence contingency. We understand that certain of the due diligence information we requested but were denied was provided by the Company to Tornante/MDP. On April 9, 2007, pursuant to a letter from the Company’s outside counsel to our outside counsel, the Company took the position that the information it did provide “should provide [us] with sufficient information to make a decision as to whether and how to proceed with a bid, given the fact that [we are] intimately familiar with the nature of the entertainment business generally.”

On April 12, 2007, prior to the expiration of the Go-Shop Period, we submitted an offer to the Company’s board of directors to acquire the Company for $10.75 per share, in cash (our “Original Offer”)—an offer worth approximately $425 million. Our Original Offer, which was in the form of a slightly modified version of the Tornante/MDP Merger Agreement (which had already been approved by the Company’s board of directors) submitted to the Company together with an explanatory cover letter, exceeded the Eisner/MDP Deal by a full $1.00 per share (representing a 10.25% premium per share over the offer price in the Eisner/MPD Deal—or approximately $40 million more for all shares).

The April 12, 2007 letter submitted with our Original Offer stated, in pertinent part, the following:

“As reflected in the Merger Agreement, [Upper Deck] is prepared to offer $10.75 per share (the “Offer Price”) for each issued and outstanding share of Topps on the terms set forth in the Merger Agreement (the “Offer”). The offer is subject to entering into a definitive Merger Agreement acceptable to each party and the satisfaction or waiver of the conditions precedent set forth in the Merger Agreement which include without limitation, [Upper Deck]’s review of the information that [Upper Deck] previously requested in its letter to Steve Gartner dated April 9, 2007 (the “Withheld Information”) and [Upper Deck] being satisfied with the substance of such information as determined in [Upper Deck]’s sole discretion. In addition, the Offer is subject to [Upper Deck]’s review and approval of the disclosure schedule, as updated, to the Merger Agreement. [Upper Deck] may be in a position to increase the Offer Price if the Withheld Information is made available and the results of [Upper Deck]’s review of such Withheld Information combined with the information previously disclosed supports a higher offer. [Upper Deck] is prepared to work with Topps to reach a mutually satisfactory agreement on the manner by which [Upper Deck] would be allowed access to the Withheld Information and will make its CFO, general counsel and outside counsel available at anytime should their presence be required in connection with reviewing the Withheld Information.

[Upper Deck]’s offer is not subject to a financing contingency…[a]ssuming all of the other terms are agreed upon between Topps and [Upper Deck], at Topps’ request, [Upper Deck] will present financial information or commitments confirming [Upper Deck]’s financial ability to close this transaction.

Finally, we have spoken with Topps’ outside anti-trust counsel to discuss concerns that a transaction with [Upper Deck] would not be approved by the Federal Trade Commission. We understand the immediate Hart-Scott-Rodino (“HSR”) concern when two competitors attempt a merger. However, based on our review of current case law, some of which include cases involving Topps, and preliminary conversations with [Upper Deck]’s outside economic consultants, [Upper Deck] believes persuasive arguments exist that would ultimately overcome any regulatory obstacles.”

In April 2007, we engaged Joseph J. Simons, a partner and co-chair of the Antitrust Group at the law firm of Paul Weiss, as our legal antitrust advisor for our potential acquisition of the Company. Mr. Simons was the chief antitrust enforcer at the Federal Trade Commission (FTC), serving as Director of the Bureau of Competition from June 2001 until August 2003. Mr. Simons’ history with the FTC’s Bureau of Competition started in the late 1980s when he served as the Associate Director for Mergers and the Assistant Director for Evaluation.

On April 13, 2007, our outside counsel transmitted a letter to the Company’s outside counsel addressing three concerns raised by the Company through Lehman with regard to our Original Offer which stated, in pertinent part, the following:

“We have discussed with our client the points you and he discussed this morning in connection with [Upper Deck]’s proposed acquisition of Topps.

John [Zimmer of Upper Deck] indicated that you raised three points during your conversation. First, whether the approval/consent of the transaction with [Upper Deck] from the league and players’ association under the existing agreements between Topps and the various sports leagues (the “League Agreements”) and the existing agreements between Topps and the various players associations (the “Players Association Agreements”) are a condition precedent to closing for [Upper Deck].

Section 7.2(f) of the Merger Agreement delivered to you on April 12, 2007 by [Upper Deck] (the “Merger Agreement”) sets forth a list of consents that are conditions to Parent and Merger Subs’ obligation to close the transaction with Topps. This section is the same section as contained in the Tornante/MDP-Topps Merger Agreement. We inserted into that section of the Merger Agreement “under review” since the copy of the disclosure schedules delivered to us by Steve Gartner redacted the entire Schedule 7.2. To the extent such schedule contains League Agreements or Players Association Agreements, this will confirm that consents with respect to those agreements are not a condition precedent to closing a transaction for [Upper Deck].

Second, you indicated that the board of Topps may have antitrust concerns with respect to a transaction with [Upper Deck]. [Upper Deck] has retained William Rogerson, Ph.D., a Professor at Northwestern University and an economist affiliated with Cornerstone Research (“Cornerstone”), to evaluate this issue. Dr. Rogerson and Cornerstone have substantial experience evaluating mergers and acquisitions, and they have been retained by the FTC and DOJ on numerous matters. For example, the FTC retained Dr. Rogerson as an economic expert to evaluate the AOL/Time Warner merger in 2000 and the Blockbuster/Hollywood Video merger in 2005. We are enclosing a full copy of Dr. Rogerson’s curriculum vitae and a list of the matters he has worked on for public agencies and private parties. Information regarding Cornerstone can be found on their website at cornerstone.com. Additionally, as confirmed during our conversation with Bernard Nigro, Topps outside anti-trust counsel, Cornerstone is one of the leading firms providing merger evaluation services to the FTC and DOJ.

Dr. Rogerson has evaluated the concern presented by Topps, and as described in the enclosed letter to us from Dr. Rogerson, Dr. Rogerson does not believe there are any significant antitrust issues. He also does not believe the proposed merger would be subject to a second request by the FTC or DOJ.

Finally, as we believe has been communicated to you by John Zimmer, [Upper Deck] is prepared to answer any questions you may have about its ability to finance and/or sources of its financing for this transaction after it has had an opportunity to review the “Withheld Information” (as defined in my letter to you dated April 12, 2007).”

On April 13, 2007, the Company’s outside counsel transmitted a letter to our outside counsel identifying three concerns raised by the Company’s Executive Committee with regard to our Original Offer which stated, in pertinent part, the following:

“Thank you for your letter of today, which responded to certain of our concerns. We appreciate your confirmation that required consents under the League Agreements and the Players Association Agreements will not be conditions precedent to the closing of any transaction. As we discussed with you this evening, the Executive Committee of the Board of Directors (the “Board”) met this afternoon to discuss Upper Deck’s proposal, and has requested that we communicate with you a few of the significant concerns they have with the proposal:

1. Financing. We do not see a link between Upper Deck providing Topps with evidence of financing capacity and Topps furnishing the competitively sensitive information you have requested. Topps needs to know definitively which Upper Deck entity will be serving as “Parent” under the merger agreement, and needs to receive adequate assurances that this entity has the financial wherewithal to consummate the proposed transaction, including evidence of any financing that may be needed, before Topps begins to make available the requested information. We recommended that, as an initial step, Upper Deck provide Lehman Brothers with financial statements for the Parent entity which will be signing the merger agreement (currently, the Nevada corporation) (audited if available), together with the evidence of financing, including a description of the terms of any credit facility which Upper Deck envisions using to finance the merger, on a “Lehman Brothers” eyes-only basis.” This will enable Lehman Brothers to give the Board a preliminary level of comfort to enable the discussions to move forward. This financial information should be sent directly to each of the following Lehman representatives: Ken Siegel (ksiegel@lehman.com); Chris Morris (chris.morris@lehman.com); and Riccardo Cazzoli (riccardo.cazzoli@lehman.com).

2. Antitrust. We read with interest the letter from Professor Rogerson. We are pleased to see he has such a high confidence level with respect to the antitrust issues. As we indicated during our calls, Topps expects, particularly with the confidence expressed by Upper Deck’s legal and economic advisors, that Upper Deck will bear any risk in the merger agreement relating to antitrust approvals (U.S. or foreign). This can be accomplished either through a covenant of the type agreed to by the Tornante-MDP group in the existing merger agreement (the “Merger Agreement”) or by means of a meaningful payment to Topps in the event Upper Deck fails to obtain the requisite approvals within a specified period of time. We are prepared to consider either approach, or any other approach you might suggest in which Upper Deck retains the risks.

3. Reverse Break-up Fee. The Executive Committee of the Board expects there will be no reverse break-up fee with any strategic buyer. As we noted, reverse break-up fees are unique to LBO buyers. Upper Deck must be fully liable for any damages in the event of a breach by Upper Deck in the same way that Topps would be liable to Upper Deck for damages in the event of a breach by it.

The Board is scheduled to meet on Monday to consider further Upper Deck’s proposal and to decide whether Upper Deck qualifies as an “Excluded Party” within the meaning of the Merger Agreement. As you know, during the period beginning with the expiration of the go-shop period at 11:59 p.m. on Saturday and continuing until the Board concludes that Upper Deck is an Excluded Party, Topps and its Representatives are precluded from engaging in discussions with Upper Deck and taking the other actions prohibited by Section 6.2(c) of the Merger Agreement. If the Board fails to conclude that Upper Deck is an Excluded Party, the provisions of Section 6.2(c) will control. We refer you to the Merger Agreement for more information about Topps’ obligations and restrictions under Section 6.2. If, however, the Board does conclude that Upper Deck is an Excluded Party, we would be prepared to continue our discussions with you as promptly as possible following the Board meeting.

Given that we are unable to continue discussions with you after Saturday, we urge you to reconsider your position on the issues identified above and amend your proposal before then so that your proposal will be viewed more favorably by the Board at its meeting on Monday. As you are aware, both parties are in the process of arranging a call regarding the antitrust issues for tonight or tomorrow; both Willkie Farr and Lehman Brothers are similarly available if you believe any discussion would facilitate your submission of a revised bid.”

In an April 14, 2007 letter from our outside counsel to outside counsel for the Company, we addressed the three concerns that were identified in the April 13, 2007 correspondence from the Company’s counsel, which stated, in pertinent part, the following:

“We have discussed with our client the points you raised in your letter dated April 13, 2007.

In response to your first point raised in your letter, The Upper Deck Company will be the “Parent” for purposes of the Merger Agreement. Additionally, [Upper Deck] will provide evidence of its financing for this transaction to [Lehman’s representatives] which information will be confidential and made available only to those individuals in accordance with your letter. We are presently working out the terms of a confidentiality agreement with Lehman with respect to this information. In addition, based on the evidence of financing being presented to Lehman, we will require that the previously deleted provisions in the Merger Agreement (as defined in our previous letter to Chris Morris [of Lehman]) dealing with “financing” be restored.

In response to your second point, we and [Upper Deck]’s antitrust counsel have now had the opportunity to speak again with [Topps’ anti-trust counsel] concerning Topps’ antitrust concerns. Based on the conversations, it appears that Topps’ concern is that the leagues and players associations (each a “PA”) may object to the merger, which objection may result in a second request. While [Upper Deck]’s position remains as previously communicated, specifically that it does not agree with Topps’ position on this issue, [Upper Deck] is prepared to agree to the following: (i) if a league or PA objects to the merger transaction, [Upper Deck] will discuss modifying the license agreement with such objecting league or PA in order for such league or PA to withdraw its objection and if necessary terminate the Topps license (or [Upper Deck] license at [Upper Deck]’s election) with such league or PA; and (ii) if any Governmental Antitrust Agency (as defined in the Merger Agreement) would require [Upper Deck]/Topps (subject to the closing of a transaction with [Upper Deck]) to amend or divest itself of a license with a league or PA as a condition to approving the merger or as a condition to preventing the imposition of any injunction or similar restraint with respect to the merger, [Upper Deck] would agree to amend or divest at its election such license. This proposal is predicated on Topps agreement that its employees, directors, officers and representatives agree to keep the proposal confidential other than in connection with any governmental filing that may be required in connection with the Merger Agreement and in such event that Topps agrees to seek confidential treatment for any terms in the Merger Agreement memorializing this proposal.

Finally, [Upper Deck] does not agree that it should remove the reverse break-up fee limitation. This limitation exists in the Tornante/MDP merger agreement and does not impose on Topps any risk that it has not already assumed under the Tornante/MDP merger agreement.”

On April 14, 2007, the last day of the Go-Shop Period, negotiations between us and the Company continued late into the evening. The primary focus of the negotiations was the terms of the confidentiality agreement between us and Lehman pursuant to which we were to provide Lehman with our financial information on a confidential basis. The Go-Shop Period expired at midnight without the parties reaching agreement on the terms of the confidentiality agreement.

On April 16, 2007, the Company’s board of directors voted against designating us as an “Excluded Party” —thus rejecting our Original Offer. One member of the Company’s board of directors voted in favor of designating us as an Excluded Party and another director abstained from the vote. As required by the terms of the Tornante/MDP Merger Agreement, all communications with us, including our access to the online data room, were cut off by the Company.

On May 21, 2007 we submitted, through our outside counsel, a second offer to acquire the Company for $10.75 per share, in cash (our “Second Offer”). Our Second Offer was, once again, in the form of a slightly modified version of the Tornante/MDP Merger Agreement submitted to the Company together with an explanatory cover letter. Included with our Second Offer was a financing letter delivered to us by our financial advisor, CIBC World Markets (“CIBC”) stating that CIBC is highly confident that it will be able to arrange financing sufficient for us to consummate the transactions contemplated by the Second Offer. Our Second Offer continued to exceed the Eisner/MDP Deal by a full $1.00 per share (representing a premium of approximately 10.25% over the price per share offered under the Eisner-MDP Deal—or approximately $40 million more for all shares than offered under the Eisner-MDP Deal). As stated by the Delaware Chancery Court in its decision on Upper Deck’s motion for a preliminary injunction (issued June 14, 2007), the Second Offer of $10.75 per share was “a price materially higher than Eisner’s . . . [and] was, again, not any more financially contingent than Eisner’s bid.”

The May 21, 2007 letter accompanying our Second Offer stated, in pertinent part, the following:

“We are writing on behalf of our client, The Upper Deck Company (“[Upper Deck]”). Enclosed is a revised form of proposed merger agreement (the “Merger Agreement”) among The Upper Deck Company, a Nevada corporation (“[Upper Deck]”), UD Company, a Delaware corporation (“UDA”), and The Topps Company, Inc. (“Topps”). The Merger Agreement is based on the merger agreement entered into by and among Topps, Tornante-MDP Joe Holding LLC, and Tornante-MDP Joe Acquisition Corp. dated as of March 5, 2007 (the “MDP Merger Agreement”). For your convenience, we have also enclosed a redline of the Merger Agreement against the MDP Merger Agreement.

[Upper Deck] reaffirms its prior offer of $10.75 per share (the “Offer Price”) for each issued and outstanding share of Topps on the terms set forth in the Merger Agreement (the “Offer”). The offer is subject to entering into a definitive Merger Agreement acceptable to each party and the satisfaction or waiver of the conditions precedent set forth in the Merger Agreement which include, without limitation, [Upper Deck]’s review of the information that [Upper Deck] previously requested in its letter to Steve Gartner dated April 9, 2007 (the “Withheld Information”) and [Upper Deck] being satisfied with the substance of such information. [Upper Deck] may be in a position to increase the Offer Price if the Withheld Information is made available and the results of [Upper Deck]’s review of such Withheld Information combined with the information previously disclosed supports a higher offer. [Upper Deck] is prepared to work with Topps to reach a mutually satisfactory agreement on the manner by which [Upper Deck] would be allowed access to the Withheld Information, including without limitation having such information reviewed in person and by a mutually acceptable third party and will make its CFO, general counsel, outside counsel and outside financial advisors available at anytime should their presence be required in connection with reviewing the Withheld Information.

In addition, also attached to this letter is a financing letter (the “Financing Letter”) delivered to [Upper Deck] by its financial advisor, CIBC World Markets (“CIBC”). As stated therein, CIBC is highly confident that it will be able to arrange financing sufficient for [Upper Deck] to consummate the transactions contemplated by the Merger Agreement. In order to allow CIBC and [Upper Deck] to finalize the financing, [Upper Deck] once again requests that the Withheld Information be made available at once.

As previously communicated to you and Topps’ other advisors, [Upper Deck] does not share Topps’ anti-trust concerns. Therefore, as you will read in the Merger Agreement, [Upper Deck] has agreed to the provisions of Sections 6.6(d)(i) and (ii) (the “hell or highwater” provisions) subject to the addition of a new Section 6.6(d)(A) which provides in pertinent part that the terms of Sections 6.6(d)(i) and (ii) do not extend to Parent, Merger Sub nor the Company nor any of their Subsidiaries being required to dispose of, keep separate or refrain from exploiting any of their Intellectual Property. This significant concession on the part of [Upper Deck] eliminates the theoretical anti-trust risk expressed by Topps.

Finally, with respect to the reverse break-up fee, [Upper Deck] does not agree with the position expressed by Topps in its previous letters and in its recent proxy filings. The reverse break-up fee is in the MDP Merger Agreement and thus its inclusion in the Merger Agreement is not detrimental to the shareholders of Topps.

Based on the Merger Agreement and the Financing Letter attached hereto, [Upper Deck] expects its offer will be deemed a “Superior Offer” as defined in the MDP Merger Agreement and that [Upper Deck] will be provided immediate access to the Withheld Information by no later than 5:00 pm PST on Tuesday, May 22, 2007.”

On May 23, 2007, the Company’s outside counsel communicated to our outside counsel that the Company’s board of directors obtained a waiver from Tornante/MDP to re-open discussions with us with respect to our Second Offer. In its Opinion (as defined below), the Delaware Chancery Court stated that:

“[a]though the Topps Incumbent Directors did obtain a waiver from Eisner to enter discussions with Upper Deck about [Upper Deck’s] bid, they did not pursue the potential for higher value with the diligence and genuineness expected of directors seeking to get the best value for stockholders. Topps made no reasonable counter-offer on the antitrust issue and failed to identify why the transaction proposed a genuine antitrust concern. Instead, Topps insisted that Upper Deck agree to accept any condition, however extreme, proposed by antitrust regulators, and Topps never acknowledged its own past antitrust victories. Although Topps felt free to negotiate price with Eisner when he was promising to pay a materially lower price, cap his liability at $12 million, and condition his deal on approval by Topps licensors (which Upper Deck did not), [Topps] never made reasonable suggestions to Upper Deck about a higher reverse break-up fee, antitrust issues or price.”

The Delaware Chancery Court further stated in its Opinion that Upper Deck tried to address Topps’ antitrust concerns by offering a strong “hell or high water” provision offering to divest key licenses if required by antitrust regulators.” The Company disregarded our material concession in agreeing to the “hell or high water” provision and did not make proposals to us about a higher reverse break-up fee, antitrust issues or price.

In a press release issued by the Company on May 24, 2007 announcing that it had received an unsolicited indication of interest from us, the Company stated, in pertinent part, the following:

“The [Original Offer] was not pursued by the Topps Board of Directors for a substantial number of reasons, including the absence of any information as to whether Upper Deck would be capable of financing its proposed acquisition, the risk that the transaction would not be consummated due to the failure to obtain the necessary regulatory approvals, Upper Deck’s unwillingness to assume sufficient risk as to the occurrence of such a failure, Upper Deck’s insistence on limiting its liability in the event of its breach of a definitive agreement and certain other issues identified in its indication of interest.

The Company’s Board of Directors noted that there are material outstanding issues associated with Upper Deck’s [Second Offer], including, but not limited to, the availability of committed financing for the transaction, the completion of a due diligence review of the Company by Upper Deck, Upper Deck’s continued unwillingness to sufficiently assume the risk associated with a failure to obtain the requisite antitrust approval and Upper Deck’s continued insistence on limiting its liability under any definitive agreement. Upper Deck’s present indication of interest was accompanied by a highly conditional “highly confident” letter from a commercial bank. Included among the conditions to the highly confident letter (which was not a commitment to provide financing) were the completion of the lender’s due diligence review of both Upper Deck and Topps, internal bank approvals, the absence of any material adverse change to the business or prospects of Upper Deck or Topps, the receipt of all third party consents, the absence of certain pending litigation and the receipt of certain solvency and other opinions. Many of these conditions are absent from the Tornante-Madison Dearborn transaction. There can be no assurance that a superior transaction will be reached with Upper Deck.

The Tornante Company LLC and Madison Dearborn have granted the Company a waiver under the existing merger agreement to permit the Company and its representatives to engage in discussions and negotiations with Upper Deck, which the Company intends to do. At this juncture, the Topps Board of Directors has not made any determination as to whether Upper Deck’s current indication of interest either constitutes a superior proposal (within the meaning of the existing merger agreement) or may reasonably be expected to result in a superior proposal.”

We were prevented by the terms of the Standstill Agreement from publicly responding to the Company’s May 24, 2007 press release. On May 25, 2007, our outside counsel transmitted a letter to the Company outlining what we believed to be material misrepresentations and omissions in the Company’s May 24, 2007 press release and requesting that the Company make a corrective press release. The May 25, 2007 letter stated, in pertinent part, the following:

“We are writing on behalf of our client, The Upper Deck Company, a Nevada corporation (“[Upper Deck]”). The press release issued by The Topps Company, Inc. (“Topps”) at 9:28 a.m. EST yesterday morning entitled “The Topps Company, Inc. Receives Unsolicited Indication of Interest from Upper Deck,” a copy of which is attached to this letter (the “May 24 Press Release”), materially misrepresents the facts contained therein and is materially misleading to Topps’ shareholders and potential investors for at least the reasons outlined below. [Upper Deck] demands that Topps immediately issue a corrective press release. If Topps fails to do so by 5:00 p.m. EST on Tuesday, May 29, 2007, [Upper Deck] will be forced to take its own corrective action.

For purposes of this letter, the “UD Merger Agreement” refers to the revised form of proposed merger agreement among [Upper Deck], UD Company, a Delaware corporation (“UDA”), and Topps, and the “CIBC Financing Letter” refers to the financing letter delivered to [Upper Deck] by its financial advisor, CIBC World Markets (“CIBC”), each as submitted to Topps by [Upper Deck] under my cover letter to you dated May 21, 2007. The “MDP Merger Agreement” refers to the merger agreement dated as of March 5, 2007 entered into by and among Topps, Tornante-MDP Joe Holding LLC and Tornante-MDP Joe Acquisition Corp.

Financing Arrangements

The May 24 Press Release states that “[Topp]’s Board of Directors noted that there are material outstanding issues associated with Upper Deck’s latest indication of interest, including, but not limited to, the availability of committed financing for the transaction…” As stated in my May 21, 2007 letter and in previous correspondence and communications with you, [Upper Deck]’s efforts to arrange committed financing have been severely hampered by Topp’s unwillingness to provide [Upper Deck] and its advisors, or at a minimum [Upper Deck]’s financial [advisor], with the information that [Upper Deck] previously requested in its letter to you dated April 9, 2007.

Further, the May 24 Press Release places undue emphasis on the conditions in the CIBC Financing Letter, all of which are standard and commercially reasonable conditions for a transaction of this type, and states, almost as an afterthought, that “[m]any of these conditions are absent from the Tornante-Madison Dearborn transaction” but fails to state which of the conditions are absent from the Tornante-Madison Dearborn transaction and which of the conditions were in the Tornante-Madison Dearborn transaction but were only removed upon further due diligence by The Tornante Company LLC and Madison Dearborn Partners, LLC.

Regulatory Issues

The May 24 Press Release states that a “material outstanding issue” with the [Upper Deck]’s proposal is “Upper Deck’s continued unwillingness to sufficiently assume the risk associated with a failure to obtain the requisite antitrust approval.” The May 24 Press Release fails to disclose that [Upper Deck] has agreed to the same “hell or highwater” provisions contained in the MDP Merger Agreement (Sections 6.6(d)(i) and (ii)), subject only to an exception for situations which would require [Upper Deck] or its affiliates to dispose of, keep separate or refrain from exploiting any of their “Intellectual Property” (as defined in the UD Merger Agreement), an exception that is commercially reasonable and appropriate for the UD Merger Agreement given that [Upper Deck] is a strategic acquiror, and is not relevant to financial acquirors such as The Tornante Company LLC and Madison Dearborn Partners, LLC, and therefore not present in the MDP Merger Agreement.

The May 24 Press Release is also misleading in that it fails to provide Topps’ shareholders and prospective investors in Topps with material information regarding the theoretical anti-trust risk expressed by Topps, including the fact that [Upper Deck] presented Topps with the written opinion of William Rogerson, Ph.D., a highly regarded expert with substantial experience evaluating mergers and acquisitions that has been retained to advise the FTC and DOJ on numerous matters, that “[b]ased on [his] experience working with both the DOJ and FTC, [he is] very sure that their analysis of a potential merger between Upper Deck and Topps would be very similar to [his]” and that he “doubt[ed] very much if these regulatory agencies would raise any significant concerns.”

Reverse Break-up Fee

The May 24 Press Release states that a further “material outstanding issue” with [Upper Deck]’s proposal is “Upper Deck’s continued insistence on limiting its liability under any definitive agreement.” The May 24 Press Release should have stated that the reverse break-up fee provisions in the UD Merger Agreement are also in the MDP Merger Agreement.”

On June 1, 2007, we requested that the Company release us from the Standstill Agreement to allow us to initiate a tender offer for all of the Company’s common stock. The Company did not accede to our request.

On June 4, 2007, we and Northwood Investors LLC, a Company stockholder, filed a lawsuit captioned The Upper Deck Company v. The Topps Company, et al., C.A. No 2998-VCS in the Delaware Chancery Court (the “Complaint”). The Complaint has been consolidated with In re The Topps Company Shareholder Litigation, C.A. No. 2786 -VCS, litigation initiated by stockholders of the Company unrelated to us (the “Stockholder Plaintiffs”) (the “Action”).

In the Action, we sought a release of the Standstill Agreement and an order enjoining the June 28, 2007 stockholder meeting at which a vote on the Eisner/MDP Deal was scheduled. In the Action, we contended that the scheduled vote on the Eisner/MDP Deal would be tainted by the Company’s failure to disclose material facts about the process that led to the Eisner/MDP Deal and about the Company’s subsequent dealings with us. Further, we asserted that the Company is denying its stockholders the chance to decide for themselves whether to forsake the lower-priced Eisner/MDP Deal in favor of the chance to accept a tender offer from us at a higher price. Regardless of whether the Company’s board of directors prefers the Eisner/MDP Deal as lower risk, we contended that the principles animating Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc. prevent the board from denying the stockholders the chance to make a mature, uncoerced decision for themselves.

In its decision (issued June 14, 2007) on the motion for a preliminary injunction (the “Opinion”), the Delaware Chancery Court concluded that “a preliminary injunction against the procession of the Eisner Merger vote should issue until such time as: (1) the Topps board discloses several material facts not contained in the corporation’s ‘Proxy Statement,’ including facts regarding Eisner’s assurances that he would retain existing management after the Merger; and (2) Upper Deck is released from the standstill for purposes of: (a) publicly commenting on its negotiations with Topps; and (b) making a non-coercive tender offer on conditions as favorable or more favorable than those it has offered to the Topps board.”

In the Opinion, the Delaware Chancery Court found that:

•

we established a reasonable probability of success that the Company’s board of directors is breaching its fiduciary duties by misusing the Standstill Agreement in order to prevent us from communicating with the Company’s stockholders and presenting a bid that the Company’s stockholders could find materially more favorable than the Eisner/MDP Deal;

•	we established a reasonable probability of success on our claim that the Company’s Proxy Statement is materially misleading in its current form; and

•

an injunction is warranted to ensure that the Company’s stockholders are not irreparably injured by the loss of an opportunity to make an informed decision and to avail themselves of a higher-priced offer that they might find more attractive.

In reaching its conclusion that an injunction was warranted, the Delaware Chancery Court further found that certain of our disclosure arguments were more substantial than others. Specifically, the Delaware Chancery Court stated, in pertinent part, the following:

“Much more substantial are Upper Deck’s arguments that the Proxy Statement and other public statements of Topps have misrepresented the two acquisition overtures Upper Deck has made to buy Topps following the execution of the Eisner Merger Agreement. As explained, Topps has publicly disclosed that it rejected Upper Deck’s bid because of Upper Deck’s failure to provide a firm debt financing commitment. The Proxy Statement fails to disclose, however, that Upper Deck’s bid was not subject to a financing contingency. That is, Upper Deck was willing to enter into a merger agreement with Topps that would not let Upper Deck entirely off the hook in the event that it could not arrange financing. In that event, Upper Deck would be liable to Topps for the full amount of the $12 million reverse break-up fee that Upper Deck has proposed. That is the same remedy available to Topps if Eisner breaches. Topps did not make that clear. That was materially misleading. So was the failure to disclose the lack of a financing contingency.

Moreover, Upper Deck has now presented Topps with a letter from CIBC World Markets, a commercial lender, stating that CIBC is “highly confident” that it will be able to provide financing. Although Topps decries the contingent nature of that letter, it also does not explain that many of the conditions described in the letter relate to CIBC’s desire to examine information that Topps was, at the time, refusing to provide to Upper Deck, or even CIBC (which promised not to share the information with Upper Deck).

Topps’s Proxy Statement also cites antitrust concerns and Upper Deck’s “unwillingness to sufficiently assume the risk associated with a failure to obtain the necessary antitrust approval.” The Proxy Statement does not disclose, however, that in Upper Deck’s revised unsolicited bid that it submitted after the close of the Go Shop Period, Upper Deck agreed to a strong “hell or high water” antitrust provision in which Upper Deck agreed to divest itself of any and all assets necessary to obtain regulatory approval. That is, if the antitrust regulators, or Major League Baseball for that matter, object to Upper Deck holding the only two existing licenses to print baseball cards, Upper Deck will divest itself of one of them. The only thing Upper Deck is unwilling to divest is its intellectual property, such as the Topps or Upper Deck name. Despite having every urgent reason to do so, Topps has identified no colorable argument as to why Upper Deck would or should be asked to do that. And Topps does not even fairly represent the substantial hell or high water provision offered by Upper Deck. In that respect, Topps also failed to disclose that Upper Deck presented Topps with an opinion from a reputable antitrust expert opining that there was no material antitrust risk.

Topps never responded substantively during the negotiation—or the litigation—process to explain its antitrust concerns. That is perhaps understandable. Fifty years ago, Topps bought its only competitor in the sports cards industry. Later, in the 1960s and again in the 1970s—when it was much harder to be an antitrust defendant—Topps was twice sued on antitrust grounds. It won both cases and was not required to divest any of its assets. In its papers and at oral argument, Topps could not rationally explain how Major League Baseball (an ironic antitrust plaintiff if ever there were one!) or anyone else could say that Upper Deck would have an illegal monopoly position if it acquired Topps. Upper Deck has agreed to divest one of the licenses if necessary and Major League Baseball is free to license another card manufacturer at any time. Based on that fact, Upper Deck’s antitrust expert opined, uncontradicted by Topps, that a Topps-Upper Deck merger would be approved by the federal antitrust regulators without so much as a second request for additional information. One would expect in high-stakes litigation like this that a well-heeled defendant like Topps would be able to present some credible expert evidence to support its antitrust views, if those views were in fact supportable. The fact that Topps has not is telling.

The fact that Upper Deck would own both its own name and the Topps brand would no more give it a monopoly on trading cards than would a merger of McDonald’s and Burger King constitute a hamburger monopoly simply because the combined enterprise owned both the Whopper and Big Mac names. As a matter of fair disclosure, it seems required for Topps to admit that it was the winning party in the leading cases that Upper Deck would cite if antitrust authorities questioned its acquisition of Topps. In that same regard, the Proxy Statement is critical of Upper Deck for not providing adequate assurances about antitrust risk. But the Proxy Statement does not explain that Upper Deck cannot even begin the Hart-Scott-Rodino clearance process because of the Standstill Agreement. That raises as a final matter the failure of Topps to disclose that the terms of the Standstill Agreement prevent Upper Deck from making a tender offer to Topps stockholders or from even responding to Topps’s public statements about the negotiations between the two rivals or the nature of Upper Deck’s bid.

*                     *                     *

Upper Deck did finally make a formal bid for Topps at $10.75 per share two days before the close of the Go Shop. The Topps board had a fiduciary obligation to consider that bid in good faith and to determine whether it was a Superior Proposal or reasonably likely to lead to one. That is especially the case because the Topps board was duty bound to pursue the highest price reasonably attainable, given that they were recommending that the stockholders sell their shares to Eisner for cash.

Because of the final-hour nature of the bid, the Topps board had to determine whether to treat Upper Deck as an Excluded Party under the Merger Agreement so that it could continue negotiations with it after the close of the Go Shop Period. The Topps board’s decision not to do so strikes me as highly questionable. In reaching that conclusion, I recognize that Topps had legitimate concerns about Upper Deck’s bid. Although there was no financing contingency in the proposal, Topps had reason for concern because Upper Deck has proposed to limit its liability under its proposed deal to $12 million in the event it was not able to close the transaction. Underlying Topps’s skepticism of the seriousness of Upper Deck’s proposal was perhaps the suspicion that Upper Deck was willing to pay $12 million simply to blow up Topps’s deal with Eisner. Topps had to consider the possibility that Upper Deck was afraid that Eisner, by leveraging his reputation in the entertainment community, might be able to turn Topps into a stronger competitor than it had previously been.

Moreover, Upper Deck’s initial proposal arguably did not address Topps’s concerns that Upper Deck’s proposal raised antitrust concerns. In its initial unsolicited overture to Topps before the Eisner/MDP Deal was signed, Upper Deck acknowledged that there might be some antitrust issues associated with a merger of the two firms. Yet, in its initial bid, Upper Deck proposed placing virtually all of the antitrust risk on Topps. True, Topps had been down this road itself before, and won, but the lack of any more substantial antitrust assurance in Upper Deck’s initial bid arguably gave Upper Deck too easy an out in the event that regulators raised even a minor objection because of the optics of the transaction.

That said, Upper Deck was offering a substantially higher price, and rather than responding to Upper Deck’s proposal by raising these legitimate concerns, the Topps board chose to tie its hands by failing to declare Upper Deck an Excluded Party in a situation where it would have cost Topps nothing to do so. Eisner would have had no contractual basis to complain about a Topps board decision to treat Upper Deck as an Excluded Party in light of Upper Deck’s 10% higher bid price.

Upper Deck’s first bid may not have been a Superior Proposal. But Topps had no reason to believe that the terms of Upper Deck’s bid were non-negotiable, and it would have been reasonable for the Topps directors to have believed that their financing and antitrust concerns were manageable ones that could and, indeed, should have been capable of reasonable resolution in subsequent negotiating rounds. Topps could have gone back to Upper Deck with a proposal to increase the reverse termination fee and could have proposed a reasonable provision to deal with the antitrust concerns. By declaring Upper Deck an Excluded Party, the Topps board would have preserved maximum flexibility to negotiate freely with Upper Deck. The downside of such a declaration is hard to perceive.

The only advantage I can perceive from the decision not to continue talking with Upper Deck was if that decision was intended to signal Topps’s insistence on a better bid that satisfied its concerns. But the behavior of the Topps’s Incumbent Directors and their advisors, as revealed in this record, does not suggest such a motivation. The decision of Brog to abstain from the vote on that issue is an oddment, I admit, which lends support to the decision, but is consistent with the Dissident Directors’ enigmatic behavior and possibly a refusal by Brog to vote on the issue, given his exclusion from the sale process. The reason I remain troubled by the decision is that the behavior of the Topps Incumbent Directors after this point inspires no confidence that their prior actions were motivated by a desire to advance the interests of Topps stockholders.

Upper Deck came back a month later with an improved unsolicited bid. That bid again offered a price materially higher than Eisner’s: $10.75 per share. That bid also was, again, not any more financially contingent than Eisner’s bid; there was no financial contingency, but Topps’s remedy was limited to a $12 million reverse break-up fee. This time, to address Topps’s antitrust concerns, Upper Deck offered a strong “come hell or high water” provision offering to divest key licenses if required by antitrust regulators, as well as an opinion by a respected antitrust expert addressing Topps’s still unspecified antitrust concerns.”

On June 18, 2007, the Delaware Chancery Court entered its order (the “Order”) with respect to the Action. The Order, in pertinent part:

•

enjoins the Company from convening a meeting of the Company’s stockholders to vote on the Eisner/MDP Deal until the Company supplements its Proxy Statement with further disclosures as set forth in the Opinion;

•	requires that the Company’s stockholders meeting to vote on the Eisner/MDP Deal occur no earlier than:

•	20 days following the dissemination to the Company’s stockholders of the Company’s supplemented Proxy Statement, and

•	20 business days from the date we file with the SEC the Schedule TO containing this Offer to Purchase.

In addition, in the Order, we were granted a waiver releasing us from the Standstill Agreement to allow us to:

•

make an all-shares, non-coercive tender offer of $10.75 (or more) in cash per share on conditions as to financing and antitrust no less favorable to the Company than those submitted by us to the Company on or before June 14, 2007;

•	file the necessary filings with the Federal Trade Commission to obtain Hart Scott Rodino approval of the proposed transaction; and

•	communicate to the Company’s stockholders about our version of relevant events.

Under the terms of the Order, any tender offer for the shares of the Company that we desire to make must be commenced within five business days of the entry of the Order (or no later than Monday, June 25, 2007), provided that by such date the Company shall have provided to us the Stockholder List. The Company delivered the Stockholder List to us on Friday, June 22, 2007.

At all times during and subsequent to the proceedings in the Delaware Chancery Court, we continued to endeavor to enter into a consensual transaction with the Company’s board of directors for our acquisition of the Company.

On June 11, 2007, our outside counsel transmitted the following email to outside counsel for the Company:

“To expedite things, I am sending you this email, so you and your client are aware of the progress we have made today since the hearing before Chancellor Strine on what we understand are the three [outstanding issues] issues:

Antitrust - [Upper Deck] will be confirming in its letter to the Court tomorrow that UD and the Court’s [understanding] of the hell or high water provision in the Revised [Upper Deck] acquisition offer are the same.

Break-up fee - per the Court’s comments, Josh Grode is expecting to hear from Topp’s counsel with Topp’s proposed number along the lines suggested by the Court.

Financing - we have been in communication with CIBC, explained the Court’s position, and will get back to you as soon as we have any further information.”

On June 12, 2007, the Company’s outside counsel transmitted a letter to our outside counsel which stated, in pertinent part, the following:

“In order to make further progress with The Upper Deck Company (“[Upper Deck]”), The Topps Company, Inc. (the “Company” or “Topps”) proposes that the following terms be incorporated into [Upper Deck]’s draft merger agreement:

1. In the event that [Upper Deck]’s debt and equity commitment letters relate solely to the Company and its subsidiaries (and not to [Upper Deck] or any other entity not controlled by the Company), the reverse break-up fee would be $28.5 million, representing the $12 million reverse break-up fee consistent with the Tornante/MDP merger agreement plus the $16.5 million fee which will have been paid to Tornante/MDP upon the termination of their merger agreement in order to enter into an agreement with [Upper Deck] (the “Tornante/MDP Break-Up Fee”).

2.    In the event that [Upper Deck]’s debt and equity commitment letters contemplate financing both the Company and [Upper Deck], the Topps shareholders would be required to assume a materially higher risk, particularly since the Company cannot control events at [Upper Deck] (including any material adverse change relating to [Upper Deck]) that could lead to the financing not being available. Under these circumstances, the Company proposes a reverse break-up fee of $56.5 million, representing a fee of approximately $1.00 per share (the incremental value provided by [Upper Deck] in its proposal), plus the amount of the Tornante/MDP Break-Up Fee. We do not believe that $1.00 per share compensates our shareholders for the damages they would likely incur if there is a failed transaction at that point. However, we are limiting the amount to be borne by [Upper Deck] to the incremental value associated with [Upper Deck]’s offer compared to the Tomante/MDP transaction.

In addition, we would expect [Upper Deck] to provide basic financial information regarding the entity signing the merger agreement (which as we had previously proposed may be provided to Lehman on an a “their eyes-only” basis) and to make representations about its financial condition and absence of material changes substantially similar to the representations the Company is proposing to make in order to give the Company appropriate assurances that the financing can be consummated and that the counterparty will have the financial wherewithal to pay any fees owed under the merger agreement (which fees are supported by guarantees in the Tornante/MDP transaction). In lieu of providing this financial information and making the necessary representations about [Upper Deck], Topps would accept a letter of credit in the amount of the maximum reverse break-up fee potentially payable by [Upper Deck].

In either case, the Company expects that the conditions in the commitment letters that are not present in the Tornante/MDP letters, including the diligence condition and the condition requiring third party consents (other than regulatory consents that are required under the merger agreement), will be eliminated in any definitive commitment letter.

3.    The Company will accept [Upper Deck]’s proposal on the antitrust risk set forth in the last draft merger agreement that was provided to us, together with the undertaking made by [Upper Deck] in the second paragraph of the April 14, 2007 letter from you to Willkie Farr. If, however, the Company terminates the merger agreement at the Outside Date (as defined in the merger agreement) and, as of such date, [Upper Deck] has not obtained (or waived) any required regulatory approvals (including HSR), [Upper Deck] would pay the Company a reverse break-up fee of $56.5 million. We continue to have a difference of opinion concerning the antitrust risk and believe that if [Upper Deck] is as confident about the risk as it appears to be in various communications to us and to the Delaware court, it should be prepared to assume this risk in this fashion.

4.    We also propose that the Outside Date be seven and a half months, rather than nine months, from the date of signing, since the transaction with Tornante/MDP involved a 40-day go-shop period, which is not contemplated by the proposed transaction with [Upper Deck]. Accordingly, the extra period of time is not necessary.

5.    With respect to certain notes contained in your submitted merger agreement, please confirm that (i) [Upper Deck] will not propose additional representations, warranties or covenants other than those contained in your submission and (ii) the diligence out set forth in Section 7.2(g) of your submission will be deleted.”

On June 13, 2007, the Company’s outside counsel transmitted a letter to our outside counsel which stated, in pertinent part, the following:

“We are puzzled as to why we have yet to receive a response from you to our letter of June 12, 2007, proposing that certain terms be incorporated into the draft merger agreement submitted to The Topps Company, Inc. (the “Company” or “Topps”) by The Upper Deck Company (“[Upper Deck]”). You indicated to us yesterday that you would discuss the matter with your client and respond. Today, Topps was asked for further information relating to certain foreign jurisdictions and provided that information within hours of its having been requested. With a June 28th Topps shareholders meeting date looming, it is imperative that Topps’ shareholders (and the marketplace generally) know whether Topps and [Upper Deck] will reach an agreement. [Upper Deck] knows that the resolution of who will bear the antitrust risk is essential to that decision and yet we have received no response at all to what Topps considers to be a fair and reasonable resolution on these key issues.

Further, [Upper Deck]’s financing source indicated that it would finally be finished with its commitment processes this morning. Again, Topps awaits the result of the CIBC deliberations and has yet to see any documentation relating to financing. In fact, even though it is past the end of the business day today, Topps has not even received any assurance that such documentation will be forthcoming.

Your client’s avowed sincerity in seeking to acquire Topps and the length of time that has now elapsed since [Upper Deck] has received all of the information necessary for it and its financing source to provide some evidence beyond rhetoric of that sincerity coupled with an ability to consummate the transaction are difficult to reconcile.

Given that [Upper Deck] has had time to commence and pursue litigation in this matter, and given the fact that your indication of interest to Topps has been in the public domain for an extended period of time, we believe that, with the Topps shareholders meeting date approximately two weeks away on the transaction which [Upper Deck] purports to wish to top, documentation on firm financing and a positive response to our antitrust proposal are overdue. When may we expect answers to these basic questions?”

On June 13, 2007, our outside counsel responded to the June 12, 2007 and June 13, 2007 letters from the Company’s outside counsel in a letter which stated, in pertinent part, the following:

“On behalf of [Upper Deck], we are pleased to inform Topps that CIBC World Markets (“CIBC”) obtained credit committee approval this morning to provide [Upper Deck] with the financing for this transaction. We are working with CIBC on the commitment papers and anticipate delivering them shortly. In addition, we provide the following substantive response to the deal points discussed in your letter of letter of yesterday afternoon in the hope that it will lead to a resolution of the remaining issues and to a consensual deal between [Upper Deck] and Topps.

Reverse Break-up Fee: The $56.5 million reverse break-up fee Topps is demanding does not represent “further progress” with [Upper Deck] as stated in your letter and is at complete odds with the instructions given to the parties by Chancellor Strine at Monday’s hearing. Chancellor Strine expressly directed counsel for Topps to come up with a proposal for a “proportionately larger” reverse break-up fee than that provided for in the Tornante/MDP merger agreement ($12.0 million) and admonished that a $70—$80 million reverse break-up fee, as suggested by counsel to Topps, was not proportionate. Given the difference in deal size (approximately 11%), [Upper Deck] would agree to a reverse break-up fee of $16.5 million in all circumstances with no differentiation between the various hypotheticals outlined in Section 1 and 2 of your letter. This represents a 22% increase to the reverse break-up fee in the Tornante/MDP merger agreement and is more than adequate to compensate Topps. (A $56.6 million reverse break-up fee would represent more than a 300% increase to the reverse break-up fee in the Tornante/MDP merger agreement). Additionally, [Upper Deck] is not prepared to pay any break-up fee if HSR approval delays the closing such that Topps terminates the merger agreement on the Outside Date.

Financial Information: As you may recall, [Upper Deck] was prepared to share its financial information with Lehman prior to the expiration of the “Go-Shop” period subject to entering into a confidentiality agreement with Lehman. Then and now, [Upper Deck] has no objection to providing Lehman with basic financial information regarding the [Upper Deck] entity signing the merger agreement as proposed in your letter (subject to the terms of a confidentiality agreement in the form previously negotiated by the parties, a copy of which is attached hereto) in order to give Topps assurances that [Upper Deck] will have the financial wherewithal to pay any reverse break-up fee potentially payable by [Upper Deck]. [Upper Deck] also has no objection to providing Topps with representations and warranties that are comparable to those contained in the guarantees (the “Tornante/MDP Guarantees”) supporting the reverse break-up fee in the Tornante/MDP merger transaction, subject to [Upper Deck]’s review of such guarantees and confirmation that they are standard, commercially reasonable representations and warranties for this type of a transaction.

Outside Date: Topps suggests that the Outside Date in the [Upper Deck] merger agreement be decreased from nine months to seven and a half months given that a 40-day go-shop period is not contemplated in the [Upper Deck] merger agreement as it was in the Tornante/MDP merger agreement. We do not believe that such a reduction in the Outside Date is warranted. The fact that the Tornante/MDP merger agreement provided for a 40-day go-shop period does not translate into a seven and a half month period for Tornante/MDP to accomplish the transaction under the Tornante/MDP merger agreement. There is no legitimate reason for [Upper Deck] to have less time to accomplish the merger than provided to Tornante/MDP in the Tornante/MDP merger agreement.

Due Diligence Out: With regard to the due diligence out, we confirm that subject to [Upper Deck]’s receipt and review of the outstanding due diligence information yet to be provided to [Upper Deck] by Topps, [Upper Deck] is prepared to delete the due diligence out set forth in Section 7.2(g) of the proposed [Upper Deck] merger agreement.

Special Severance Plan; Representations/Warranties/Covenants: It is evident to [Upper Deck] that the Special Severance Plan adopted by the Topps board on May 7, 2007 and consented to by Tornante/MPD (the “Special Severance Plan”) was intended to discourage [Upper Deck]’s interests in and attempts to acquire Topps by increasing the costs it would incur in integrating the two companies, costs that Tornante/MPD, as a financial buyer, would not incur. As such, the covenant in the [Upper Deck] merger agreement to provide Topps’ employees with benefits that are comparable to the benefits provided as of the consummation of the merger should be revised to exclude the Special Severance Plan. We are reviewing the representations, warranties and covenants contained in the [Upper Deck] merger agreement in light of the information recently made available, including the revised Disclosure Schedule made available in the online data room for the first time yesterday afternoon, and will forward to you additional changes to the representations, warranties and covenants contained in the [Upper Deck] merger agreement shortly, if any.

As you know, the stockholder vote is just over two weeks away. [Upper Deck] remains interested in achieving a consensual deal with Topps and [Upper Deck] and its representatives are prepared to work diligently with Topps to achieve that goal. Nevertheless, [Upper Deck] must keep available its alternatives based on Topps’ action and we hereby reiterate [Upper Deck]’s request that it be released from the stand-still period.

In an effort to further facilitate a consensual deal with Topps, CIBC will be reaching out to Lehman Brothers following the delivery of the commitment letter. We are prepared to work expeditiously toward consummating a transaction that is beneficial for your shareholders.”

On June 16, 2007, our outside counsel transmitted a copy of the commitment letter we obtained from CIBC to the Company’s outside counsel. The cover letter accompanying the CIBC commitment letter stated, in pertinent part, the following:

“In connection with a potential merger transaction (the “Merger Transaction”) between Topps and [Upper Deck], we attach to this letter a copy of the Commitment Letter from CIBC Inc. and CIBC World Markets Corp. (“CIBC”) and the accompanying exhibits thereto (the “Commitment Letter”) pursuant to which CIBC has committed pursuant to the terms and conditions thereof, to provide financing to [Upper Deck] in connection with the Merger Transaction.

Please note that the Commitment Letter is being shared with you subject to your and Topps’ agreement to retain it as confidential. Other than as required by applicable law, the Commitment Letter may not be shared by Topps or you with any third party other than your respective employees or advisors who are required to review such letter in connection with the Merger Transaction, and provided that such persons agree to hold the Commitment Letter as confidential.

[Upper Deck] and its representatives are available to answer any questions you may have with respect to the Commitment Letter or to discuss any other issues pertaining to [Upper Deck]’s offer. Additionally, [Upper Deck] requests that the balance of the due diligence materials be made available to [Upper Deck] so it can conclude its diligence review.”

Our efforts to enter into a consensual deal transaction with the Company culminated with the submission to the Company on June 19, 2007 of our third offer to acquire the Company for $10.75 per share, in cash (our “Third Offer”). Our Third Offer was, once again, financially superior to the Eisner/MDP Deal by a full $1.00 per share (representing a 10.25% premium per share over the offer price in the Eisner/MPD Deal – or approximately $40 million more for all shares). The June 19, 2007 letter accompanying our Third Offer stated, in pertinent part, the following:

“In continuing towards reaching a consensual deal with Topps, we further transmit herewith a revised draft of the proposed Agreement and Plan of Merger by and among Topps, [Upper Deck] and [Upper Deck] Company, LLC, together with hand-marked comments to the June 12, 2007 draft of the Company Disclosure Schedule (as defined in the proposed [Upper Deck] merger agreement) posted to the online data room. After further consideration, and in the hope that it will lead to a resolution of the remaining issues and result in a consensual deal between [Upper Deck] and Topps, we provide the following modifications to the responses in our letter of June 13, 2007 to the deal points discussed in your letter of June 12, 2007. These modifications are reflected in the proposed [Upper Deck] merger agreement transmitted herewith.

Reverse Break-up Fee: [Upper Deck] would agree, subject to reaching acceptable language in the Merger Agreement, to a reverse break-up fee of $28.5 million in all circumstances with no differentiation between the various hypotheticals outlined in Section 1, 2 and 3 of your June 12, 2007 letter.

Due Diligence Out: [Upper Deck] may agree to delete the due diligence out set forth in Section 7.2(g) of the proposed [Upper Deck] merger agreement, subject to [Upper Deck]’s receipt, and review of the diligence materials set forth in my email to you sent on June 16, 2007, and [Upper Deck] determining in its sole and absolute discretion that the results of such information are acceptable to [Upper Deck], including without limitation that the results of such information support the assumptions [Upper Deck] has made with respect to a combined [Upper Deck]-Topps entity.

Representations/Warranties/Covenants: We have reviewed the representations, warranties and covenants contained in the [Upper Deck] merger agreement in light of the information recently made available by Topps, including the June 12, 2007 draft of the Company Disclosure Schedule, and have made modest, and we believe appropriate, modifications to the representations, warranties and covenants contained in the [Upper Deck] merger agreement, including revising Section 6.10(a) of the [Upper Deck] merger agreement to provide that Parent covenants to provide Topps’ employees with benefits comparable to the benefits provided as of March 4, 2007, the day prior to the date of the Tornante/MDP merger agreement.

All other responses in my June 13, 2007 letter remain unchanged.

[Upper Deck] remains interested in reaching a consensual deal with Topps, a fact that we hope is evident in the concessions being made by [Upper Deck] as reflected in the proposed [Upper Deck] merger agreement and this letter.”

On June 22, 2007, one business day prior to the launch of this Offer, the Company’s outside counsel transmitted a letter to our outside counsel which stated, in pertinent part, the following:

“We are in receipt of your letter, dated June 19, 2007, and the proposed Agreement and Plan of Merger (the “Proposed Agreement”) and mark-up of the disclosure schedules transmitted therewith (which letter and other items were delivered to us on June 20, 2007). We appreciate the positive movement demonstrated by The Upper Deck Company (“Upper Deck”) in the Proposed Agreement and remain committed to working with Upper Deck to maximize stockholder value consistent with the fiduciary duties of our Board of Directors. To that end, we are prepared to discuss the Proposed Agreement and related issues, such as diligence and Upper Deck’s financing commitment letter, with you in detail.

However, notwithstanding the progress made in terms of moving closer to agreement on a reasonable fee related to antitrust approval, there is still disagreement as to the level of antitrust risk and the corresponding impact this could have on the certainty and timing of closing. Despite numerous conversations between our antitrust colleagues, this seems to be an issue upon which reasonable minds can differ. However, Upper Deck’s upcoming tender offer provides us both with a clear path in a very short period of time to visibility on this issue. As such, during the period between now and the expiration of the 15-day tender offer waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), we propose to work with Upper Deck to resolve the remaining issues in the merger agreement, perform (via Lehman Brothers) the requisite due diligence review of Upper Deck and finalize the revisions to the commitment letter as discussed and substantially agreed between Willkie and Lehman and CIBC and its counsel. The insight that will be gained from the HSR Act review is critical to Topps’ stockholders in assessing the merits of both the Upper Deck transaction and Topps’ existing transaction with The Tornante Company LLC and Madison Dearborn Partners, LLC. We do not believe that Upper Deck is prejudiced by waiting for the results of this review period, given that, under the terms of the Delaware court order, (i) Topps is not permitted to hold its stockholder meeting sooner than 20 business days following the initial filing of Upper Deck’s Schedule TO with the Securities and Exchange Commission (the “SEC”) with respect to its tender offer and (ii) Upper Deck will have made its HSR Act filing and the related waiting period will have expired (absent any “second request” by antitrust regulatory authorities) before the completion of such 20 business day period. Topps intends to make its HSR Act filing promptly following that of Upper Deck. With the result of the antitrust review in hand, we will be in a position to quickly finalize a consensual deal if the HSR Act period expires without a second request; in the event a second request is issued, we will be willing to continue discussions towards a consensual deal, although certain terms will be impacted by the occurrence of this event.

Contract Issues

We do not believe that it makes sense to respond to every issue raised in the Proposed Agreement in the context of this letter; however, we would like to preface our discussion with some views on certain of those areas where we think there is still meaningful disagreement among the parties:

1.    Covenant Relating to Antitrust Approvals and Third Party Consents: We are generally in agreement with the concept that you have outlined in Section 6.6 of the Proposed Agreement, including the modified “hell or high water” provision. In the event that Topps enters into a merger agreement with Upper Deck, we certainly intend to provide the level of cooperation you are seeking, not simply in the antitrust context but also with respect to seeking the consents of the sports leagues and players associations (notwithstanding the fact that obtaining consents from the sports leagues and players associations would not be a condition to closing). We will want to more explicitly set forth your previous agreement in your letter to Steve Gartner of April 14, 2007 to amend or divest any license agreement that each of Upper Deck and

Topps has with any sports league or players association if so requested by antitrust regulatory authorities or such league or players association, and we will want to discuss with you the full parameters of the exclusion from the hell or high water provision relating to “Intellectual Property” (Section 6.6(d) of the Proposed Agreement). However, these seem to be workable drafting matters that we can quickly resolve. We note, however, that while you conditioned your agreement to amend or divest a license as described above on Topps agreeing to seek confidential treatment for any such term in the merger agreement memorializing this proposal, as we have discussed, we do not believe that such a request meets the guidelines for confidential treatment promulgated by the SEC, and thus such a request would likely be rejected by the SEC staff. A dispute with the SEC staff over this issue would hold up the clearance of our proxy statement and delay the special meeting of our stockholders.

2.    Employee Benefits Covenant: While our Board is aware of its fiduciary responsibilities to maximize value for its stockholders, achievement of that objective requires that the Board consider, among other factors, the likelihood that a transaction with Upper Deck will close and that the Topps stockholders will in fact receive the $10.75 merger consideration. As you have revised Section 6.10 of the Proposed Agreement (i.e., essentially having Upper Deck covenant to provide salary, bonus and benefits which are no less favorable in the aggregate than those provided by Topps and its subsidiaries as of March 4, 2007, the day before the Tornante-Madison Dearborn merger agreement was signed), this would exclude the revisions to Topps’ severance plan approved by our Board on May 7, 2007, as well as the ordinary course raises and promotions for non-executive employees implemented at this time each year as part of Topps focal point review, the former of which were consented to by Tornante and Madison Dearborn and the latter of which are permitted pursuant to Section 6.1(1)(ii) of the existing merger agreement with them. These benefits are not intended to increase the cost for Upper Deck or any other buyer to effect an acquisition of Topps. Instead, they are intended to ensure that Topps is able to hire and retain a workforce sufficient to maintain the operations of the business in a manner that will enable Topps to both fulfill its obligations and conditions to closing under a definitive merger agreement with Upper Deck and ensure that there is a viable business to be owned by Topps’ stockholders in the event that no transaction is consummated. Given the time period between signing and consummating a transaction with Upper Deck, particularly if a second request is made by the antitrust authorities, the Board continues to believe that its fiduciary duties to Topps’ stockholders require that Topps act prudently to protect the business during this period. To require that Upper Deck honor the salary and benefits in place at signing of the merger agreement, including any ordinary course raises and promotions for non-executive employees, is both prudent and reasonable. As proposed in the Proposed Agreement, Upper Deck is asking Topps to essentially breach its obligations under the May 2007 revisions to the severance plan and to forego the ordinary course raises and promotions expected by its non-executive employees. Topps is rightfully concerned about the effect that this action would have on Topps’ ability to fulfill its obligations and conditions to closing under a definitive merger agreement with Upper Deck, a concern which will be materially increased in the event that the antitrust authorities issue a second request, at which time we will likely have to revisit these issues given the potentially significantly longer delay between signing and closing. Topps has similar concerns as to the impact that this action would have on its ability to maintain a viable business for its stockholders in the event that no transaction is consummated.

3.    Consent Condition: You have indicated in your comments to Section 7.2(f) of the Proposed Agreement that you “need to see the full list of consents that are conditions precedent to the Tornante/MDP merger before making any decision with respect to any other consents that might be on such list.” This is a fair request; however, we can confirm to you that the only consents on this schedule under the Tornante-Madison Dearborn merger agreement were (i) sports league and players association license agreement consents (MLBP, NBAP, NFLP, NFLPA and, in varying forms, NFLP), which Upper Deck has agreed will not be conditions precedent to its proposed acquisition of Topps and (ii) antitrust-related authorizations in Austria, Germany and Ireland (Argentina, UK and Spain were also initially included, but were ultimately deemed not required). As your analysis has indicated that no non-US antitrust approvals are required, there would be no corresponding conditions here as well (Jonathan Konoff of our office has spoken to Marta Kelly of Paul Weiss, and is awaiting her delivery of the relevant information to confirm this analysis, but I would not expect a different result). As such, we expect no condition precedent relating to consents in any definitive agreement between Topps and Upper Deck.

4.    Due Diligence Condition: We are aware of your request to review the information set forth in your email to me on June 18, 2007. As we have discussed on many occasions, much of this is Topps’ most sensitive competitive information. We will not allow our stockholders to be deprived of a superior offer by failing to meet your request; however, we continue to believe that the time for disclosure of this information is when (i) all issues relating to the transaction have been resolved and (ii) all required approvals under the HSR Act with respect to Upper Deck’s tender offer have been obtained. At such time, we will make the information available to Upper Deck, and you have my assurance that we will give you a reasonable time to review it. With respect to the specific requests, we note that Topps does not have a detailed marketing spend breakdown for fiscal 2009 and 2010; these are available for historical periods and fiscal 2008 only. Similarly, Topps does not have SKU gross margin data for US entertainment products for other than historical periods; forecasted information has not been prepared. We will confirm to the best of our knowledge that Topps will have provided Upper Deck with all of the information provided to the Tornante-Madison Dearborn team. In addition, we can assure you that the information which we have indicated as unavailable above was not provided to them.

5.    Payment Trigger for Antitrust-Related Breakup Fee: Hopefully, this becomes a non-issue if you are correct in your analysis that there is no antitrust risk in this transaction. However, if that is not the case, and putting aside the amount of the breakup fee for purposes of this discussion, we will want to somewhat tighten the language in Section 8.2(g) of the Proposed Agreement (e.g., we will want to avoid a situation where Upper Deck could terminate at the “Outside Date,” which Upper Deck proposes to be nine months after the date of any definitive agreement with Topps, before Topps did so, notwithstanding Topps right to do so under the specified conditions entitling it to the breakup fee). Similarly, we will want to revise the language to make clear that so long as Topps has complied with its covenants in Section 6.6 of the Proposed Agreement regarding cooperation in obtaining necessary consents, Upper Deck is obligated to pay the breakup fee (i.e., the current language as to any “action taken by the Company or the Company’s failure to take any action” is overly broad). However, I believe that these and similar drafting changes can be quickly resolved.

Due Diligence Review of Upper Deck

1.    To date, neither Topps nor its advisors has received any financial information relating to the Upper Deck entities through which the proposed acquisition would be effected, and it is our hope that we can quickly reach agreement on the terms of the Non-Disclosure Agreement that continues to be negotiated between Upper Deck and Lehman Brothers (my understanding is that Lehman Brothers sent a revised version to you on Thursday, June 21; if I can be of assistance in getting this resolved, please let me know). Given that Upper Deck’s financing commitment letter, dated June 15, 2007, requires Topps and its subsidiaries and the Upper Deck borrowers and their specified subsidiaries to collectively have a threshold level of cash on hand at closing as a condition to funding the committed amounts, it is important that this information be provided to Topps promptly (as we have previously indicated, this information may be provided to Lehman Brothers on a “Lehman’s eyes-only” basis). We note that this information is also necessary for us to determine Upper Deck’s ability to pay the reverse breakup fee, if necessary. We believe that, if received, this information can be quickly reviewed and assessed. Also, I still await the corporate chart of the Upper Deck companies that you have agreed to provide me.

Financing Commitment Letter

1.    As you know, we reviewed the CIBC financing commitment letter provided to us on Saturday, June 16, 2007 and had positive discussions with you on that day and with CIBC and its counsel (in the afternoon and late in the evening) on Monday, June 18, 2007 relating to our material issues with respect to this letter. We have received within the last hour a revised version of the financing commitment letter for our review. We will promptly review this revised letter to confirm that it addresses the issues that we had raised with respect to the June 16 commitment letter. Please advise as to the timing of the source and uses statement that was promised to us by CIBC earlier this week.

Antitrust Breakup Fee

1.    We recognize and appreciate that Upper Deck is now willing to accept a not insubstantial level of risk with respect to the failure of all required approvals under the HSR Act relating to the transaction not being obtained by the Outside Date by its proposal of a reverse breakup fee of $28.5 million. Hopefully, based on the proposed timeline described above, this becomes a non¬issue and HSR Act approval is obtained prior to entering into the merger agreement. However, if a second request is issued, we will need to discuss the appropriate amount to compensate for the risk entailed in the delay or potential injunction relating to HSR Act approval. As noted above, we believe that our proposed timeframe allows us to have these discussions at a time when both parties are operating with enhanced knowledge.

Again, we believe that the Proposed Agreement signifies a meaningful step closer to a transaction between Topps and Upper Deck and want to work with Upper Deck to resolve all open issues, including those highlighted above, in accordance with the timeline described above.”

On June 25, Richard McWilliam, President of Parent, sent a letter to the Topps board of directors which states, in pertinent part, the following:

“As you know, The Upper Deck Company has been actively pursuing a business combination with The Topps Company, Inc., (“Topps”) for quite sometime. We have presented you and your advisors with a proposed merger agreement which provides for a higher price per share for your stockholders than the price offered pursuant to the merger agreement among Topps on the one hand and Tornante-MDP Joe Holding LLC (“Tornante-MDP”) and Tornante-MDP Joe Acquisition Corp, a wholly-owned subsidiary of Tornante-MDP (“Tornante Merger Sub”) on the other dated March 5, 2007 (the “MDP Merger Agreement”).

Even following Vice Chancellor Strine’s opinion and the entry of the order in that litigation which, inter alia, provided for lifting the standstill provisions of our confidentiality agreement dated as of March 19, 2007 (the “Confidentiality Agreement”), we have continued to negotiate with you regarding the terms of a consensual transaction. To that end, we have made significant concessions in an attempt to enter into an agreement with Topps. Unfortunately, despite those concessions and our efforts, we have been unable to reach an agreement at this time with Topps.

Accordingly, today we are commencing a tender offer for all outstanding shares of Topps common stock at a price of Ten Dollars and Seventy-Five Cents ($10.75) per share (the “Tender Offer”). The details of our Tender Offer are included in the Schedule TO as filed today with the Securities and Exchange Commission, copies of which are enclosed herewith. In reviewing the Tender Offer, we would ask that you note in particular the following features:

•	The Tender Offer is for all outstanding shares, and contemplates a back-end merger to provide all non-tendering stockholders with the same price per share to be paid in the offer.

•	The Tender Offer is fully financed, and not subject to any financing condition.

•	The Tender Offer is subject to Hart-Scott-Rodino Antitrust clearance, however, we have agreed to take certain actions, as described in the Schedule TO, to address this condition.

•

Because you have continually failed to provide us with the information we requested, the offer includes a due diligence condition; however, we have agreed that should you deliver to us all such information, we will review it and determine within seven (7) business days of our receipt thereof whether we are satisfied, in our sole determination, with such information.

•	The Tender Offer is subject to certain other conditions, however, the satisfaction of virtually all of these other conditions are within the control of Topps.

As noted in the Tender Offer, we remain receptive to negotiating a consensual transaction; indeed, we believe that this course of action would best serve both Upper Deck and Topps and their respective stockholders. We remain available to further our discussions and hope you share the desire of reaching an agreement.”

As of the date hereof, our Third Offer has not been accepted by the Company.

12.    Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights.

Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and all of the equity interests in, the Company. We currently intend, as soon as practicable after consummation of the Offer, to cause the Offeror to consummate a merger with and into the Company, in which all outstanding Shares not owned by Parent or its subsidiaries (including us) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer (the “Merger”). Under Delaware Law, if we

acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to effect the Merger without a vote of other Company stockholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger by the Company’s stockholders. Such approval would require the affirmative vote of a majority of the outstanding Shares; as a result of our purchase of Shares in the Offer, we would have sufficient voting power to approve the Merger without the vote of any other stockholder of the Company.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

In connection with our consideration of the Offer, we have developed a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. If we acquire control of the Company, we intend to conduct a detailed review of the Company and its business, technology, properties and personnel and evaluate our plan in light of the circumstances which then exist. Based upon the outcome of this review, it is possible that we may implement certain changes to the positions, responsibilities and employment status of management of the Company and of Parent.

Except as described above or elsewhere in this Offer to Purchase, the Offeror has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company board or management, any material change in the Company’s capitalization or any other material change in the Company’s corporate structure or business.

Statutory Requirements; Approval of the Merger.

We believe that the Section 203 Condition will be satisfied because the competitive bidding exception set forth in Delaware General Corporations Law Section 203(b)(6) (described in subparagraph (iii) of the third paragraph of this section) would be applicable to the Offer, the Offeror and Parent, and the Merger. However, there can be no assurance that the current board of directors of the Company will agree with this belief and will not assert that Section 203 does apply to the Offer, the Offeror, the Parent and the Merger.

Under Delaware law and the Company’s Certificate of Incorporation, if the Section 203 Condition and the Merger Agreement Approval Condition are satisfied, a merger of the Company would require the approval of the holders of a majority of the outstanding Shares. If we acquire, pursuant to the Offer or otherwise, at least a majority of the outstanding Shares we would have sufficient voting power to approve a merger of the Company without the affirmative vote of any other stockholder of the Company. In addition, under Delaware law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve the merger of the Company without a vote of the Company Board or other stockholders. If we acquire control of the Company, we currently intend that, prior to our acquisition of all of the equity interests in the Company, no dividends will be declared on the Shares.

Section 203 could potentially significantly delay our ability to acquire the entire equity interest in the Company. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. The provisions of Section 203 do not apply to a Delaware corporation if, among other things, (i) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (ii) such corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on Nasdaq or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (iii) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

The Offer is subject to satisfaction of the Section 203 Condition, which will be satisfied if, among other things, (i) prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board approves the Offer or the proposed merger or (ii) there are validly tendered prior to the Expiration Date and not withdrawn a number of Shares which, together with the Shares then owned by us, would represent at least 85% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of the Company).

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to consummate a merger or other business combination with the Company. We believe we would be able to cause the consummation of such a merger or other business combination if we own a majority of the outstanding Shares and (i) such merger or other business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders of the Company, and not by written consent, by the affirmative vote of at least 66 2 /3 % of the outstanding Shares not owned by us or our affiliates and associates; or (ii) such merger or other business combination occurs after the expiration of three years following the date we became an interested stockholder.

On the other hand, if we waive the Section 203 Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from consummating a merger or other business combination with the Company, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by the Company. We have not determined whether we would take any of the actions described above under such circumstances.

We have delivered to the Company a letter requesting, among other things, that the Company Board approve the Offer and take any other action necessary to render Section 203 inapplicable to a merger or other business combination with the Company. There can be no assurance that the Company’s board of directors will grant such approval or take such other action.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if a merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise under Delaware law comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the Delaware General Corporations Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the Delaware General Corporations Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the merger.

Failure to follow the steps required by Section 262 of the Delaware General Corporations Law for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of Delaware law or U.S. federal law and is qualified in its entirety by reference to Delaware law and applicable U.S. federal law.

13.    Dividends and Distributions. If, on or after June 25, 2007, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on June 25, 2007, of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “The Offer—Section 14”, we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

If, on or after June 25, 2007, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase of any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Offeror or its nominee or transferee on the Company’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to our rights under “The Offer—Section 14”, (i) the purchase price per Share payable by us pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) be exercised for our benefit at our direction, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as we determine in our sole discretion.

14.    Conditions of the Offer. Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the

Expiration Date the Minimum Tender Condition, the Section 203 Condition, the Antitrust Condition, the Merger Agreement Approval Condition, the Diligence Condition, and/or the Termination Condition shall not have been satisfied, or if, at any time on or after June 25, 2007, and before the Expiration Date, any of the following conditions exist:

(i) there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or that of the Company or any of our and the Company’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or that of the Company or any of our or the Company’s respective subsidiaries or affiliates, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company, (g) adversely affecting the financing of the Offer or any merger or other business combination involving the Company or (h) that otherwise, in our judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates; or

(ii) any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions of the HSR Act, or of any applicable foreign statutes or regulations (as in effect as of June 25, 2007), to the Offer or to any such merger or other business combination that, in our judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (h) of paragraph (i) above; or

(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in our judgment, is or may be materially adverse to the Company or any of its affiliates, or we become aware of any facts that, in our judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to us or any of our affiliates; or

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer or any change in the general political, market, economic or financial conditions in the United States or abroad that, in our judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on June 22, 2007, (b) any such person or group which, prior to June 22, 2007, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company; or

(vi) the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on June 25, 2007, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the

Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving the Company, (j) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced or (k) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than the proposed Merger described herein); or

(vii) we become aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in our judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to us or any of our affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving the Company); or

(viii) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or we and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(ix) the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in our judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which, in Parent’s or the Offeror’s judgment, in any of the cases set forth in subpart (i) through (ix) above, and regardless of the circumstances (including any action or omission by Parent or the Offeror) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment; or

(x) the Company has not taken all actions necessary to timely effect the reconstitution of the board of directors of the Company to consist of the Offeror’s designees, effective concurrently upon our acceptance of shares pursuant to the Offer, including without limitation, by complying with all requirements under Section 14(f) of the Exchange Act and the rules and regulations promulgated thereunder.

The foregoing conditions are for the sole benefit of Parent, the Offeror and their affiliates and may be asserted by us or Parent in our reasonable discretion regardless of the circumstances (including any action or omission by Parent or us) giving rise to any such conditions or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date (provided that all conditions to the Offer must be satisfied or waived before the Expiration Date). We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties.

15.    Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 14.”

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and the Company, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynold, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and the Company, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 14”.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we plan to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC as promptly as possible after the date hereof. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other federal holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. We expect to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See “The Offer—Section 14”. Subject to certain circumstances described in “The Offer—Section 4”, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or the Company’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 14” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and “The Offer—Section 1” for certain actions we have agreed to undertake in connection with the Antitrust Condition.

Other. Based upon our examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 14.”

Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16.    Fees and Expenses. We have retained Mellon Investor Services LLC to act as the Information Agent and the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17.    Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Parent or the Offeror not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 9” of this Offer to Purchase.

UD Company, Inc.

June 25, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE OFFEROR

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The business address of each director and officer is care of The Upper Deck Company, 985 Trade Drive, Suite A, North Las Vegas, Nevada 89030. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. None of the directors and officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States, except that Mr. Horst Riechers has German citizenship and U.S. resident alien status. Directors are identified by an asterisk (*).

Directors and Executive Officers of Parent

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
*Richard McWilliam	53

Mr. McWilliam started his sports trading card and collectibles business in 1988. In 2003, The Upper Deck Company, a Nevada corporation (“Parent”), was formed, with Mr. McWilliam serving as President since its formation.

Mr. McWilliam, individually and/or through Parent, is involved in multiple national charitable organizations, including Major League Baseball’s Player’s Trust, NFL Players Association JB Awards benefiting the Washington DC Special Olympics, Native Vision benefiting native American children and families, Derek Jeter’s Turn Two Foundation, the Tiger Woods Foundation, Canine Companions For Independence and Adopt-A-Creek.

Gerald W. Koslow	48	Mr. Koslow has served as Vice President and Controller since 2005. Mr. Koslow has over 25 years of accounting experience over a wide array of industries. Prior to joining Parent, Mr. Koslow was a consultant for Lawson Software, Inc., dealing with mergers and acquisitions and Sarbanes-Oxley compliance during 2005. Mr. Koslow was Chief Financial Officer and Controller for Shuffle Master, Inc. from 1998 to 2004.

Horst Riechers	58	Mr. Riechers has served as Vice President of Operations since January 2006. Mr. Riechers has over 20 years of domestic and international operation management experience in multiple industries. Prior to joining Parent, Mr. Riechers was Vice President of Operations for Enesco, Inc. and Rauch Industries.

Richard Foltynewicz	60

Mr. Foltynewicz is Vice President of Human Resources. His expertise covers all facets of human resource management both domestically and internationally, large corporations and start-ups, building and maintaining a high-caliber workforce and productive work environment.

Prior to joining Parent in 2005, Mr. Foltynewicz was VP of Human Resources at Sunterra Corporation and at Shuffle Master, Inc.

1

DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Offeror are set forth below. The business address of each director and officer is care of The Upper Deck Company, 985 Trade Drive, Suite A, North Las Vegas, Nevada 89030. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. None of the directors and officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk (*).

Directors and Executive Officers of the Offeror

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
*Richard McWilliam	53

Mr. McWilliam started his sports trading card and collectibles business in 1988. In 2003, The Upper Deck Company, a Nevada corporation (“Parent”), was formed, with Mr. McWilliam serving as President since its formation. UD Company, Inc. (“Offeror”) was formed as a wholly-owned subsidiary of Parent on May 22, 2007, with Mr. McWilliam serving as its President.

Mr. McWilliam, individually and/or through Parent, is involved in multiple national charitable organizations, including Major League Baseball’s Player’s Trust, NFL Players Association JB Awards benefiting the Washington DC Special Olympics, Native Vision benefiting native American children and families, Derek Jeter’s Turn Two Foundation, the Tiger Woods Foundation, Canine Companions For Independence and Adopt-A-Creek.

Gerald W. Koslow	48	Mr. Koslow has served as Secretary since its formation. Mr. Koslow has over 25 years of accounting experience over a wide array of industries. Prior to joining Parent in 2005, Mr. Koslow was a consultant for Lawson Software, Inc., dealing with mergers and acquisitions and Sarbanes-Oxley compliance during 2005. Mr. Koslow was Chief Financial Officer and Controller for Shuffle Master, Inc. from 1998 to 2004.

2

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

MELLON INVESTOR SERVICES LLC

By Mail:	By Overnight Courier:	By Hand:

Mellon Investor Services LLC	Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Corporate Action Dept., 27th Floor	Attn: Corporate Action Dept., 27th Floor	Attn: Corporate Action Dept., 27th Floor
P.O. Box 3301	480 Washington Boulevard	480 Washington Boulevard
South Hackensack, NJ 07606	Jersey City, NJ 07310	Jersey City, NJ 07310

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the address and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Mellon Investor Services LLC

Attn: Corporate Action Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

Call Collect: (201) 680-6671

or

Call Toll-Free: (888) 581-9374